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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                ---------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            FIRST COMMONWEALTH, INC.
                           (Name of Subject Company)

                            FIRST COMMONWEALTH, INC.
                      (Name of Person(s) Filing Statement)

              COMMON STOCK, $.001 PAR VALUE, INCLUDING ASSOCIATED
                        PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                            ------------------------

                                   319983102
                     (CUSIP Number of Class of Securities)

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                            CHRISTOPHER C. MULTHAUF
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            FIRST COMMONWEALTH, INC.
                       444 NORTH WELLS STREET, SUITE 600
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-1800

(Name, address, and telephone number of person authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                            ------------------------

                                With copies to:

                       THOMAS A. COLE AND ALFRED N. SACHA
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is First Commonwealth, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 444 North Wells Street, Suite 600, Chicago, Illinois 60610. The title of the class of equity securities to which this statement relates is the Company's Common Stock, $.001 par value per share, together with the associated preferred stock purchase rights (collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by Floss Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the outstanding Shares at $25.00 per Share, or any higher price that may be paid for each Share pursuant to the Offer (as defined below) (the "Offer Price"), net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on
Schedule 14D-1 dated May 25, 1999 (the "Schedule 14D-1"), as filed by the Offeror and Parent with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of the Offeror and the Parent is 201 Park Avenue South, New York, New York 10003.

    The Offer is being made pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 19, 1999, among the Parent, the Offeror and the Company, which provides that, following completion of the Offer, the Offeror will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). Certain terms and conditions of the Merger Agreement are described below in Item 3. A copy of the Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference. A copy of the press release issued by the Company and Parent on May 19, 1999 is filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference.

    In connection with the Merger Agreement, Parent entered into Stockholder Agreements, dated May 19, 1999, with each of Christopher C. Multhauf, the Chairman and Chief Executive Officer of the Company, and David W. Mulligan, the President and Chief Operating Officer of the Company, pursuant to which each of them has agreed to, among other things, tender his Shares pursuant to the Offer and vote his Shares in favor of approval of the Merger Agreement and against certain other matters. See "Item 3--Stockholder Agreements" below.

    The purpose of the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that such acquisition will be effected and to permit Parent to acquire control of the Company at the earliest practicable date. The purpose of the Merger is to permit Parent to acquire all outstanding Shares not tendered and purchased pursuant to the Merger Agreement.

    The Offer is subject to a number of conditions as set forth in the accompanying Offer to Purchase.

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ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b) Except as described below in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates.

AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS.

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 in Annex B hereto. The sections entitled "Current Directors--Compensation of Directors," "Executive Compensation and Other Information" and "Security Ownership of Certain Beneficial Owners and Management" are incorporated herein by reference.

    On February 8, 1999, the Board of Directors authorized the Compensation Committee of the Board of Directors to award incentive/stay bonuses to executive officers in connection with the possible sale or merger of the Company. Pursuant to such authority, on February 24, 1999, the Compensation Committee approved incentive/stay bonus payments of up to an aggregate of $750,000 to Christopher
C. Multhauf, David W. Mulligan and Scott B. Sanders, the Chief Financial Officer and Treasurer of the Company. In connection therewith, on May 14, 1999, the Company entered into Incentive/Stay Bonus Agreements with each of Messrs. Multhauf, Mulligan and Sanders. Pursuant to these agreements, each of the aforementioned individuals will be entitled to a bonus as a result of consummation of the Offer. The actual amount of the bonuses payable pursuant to such agreements is related to the Offer Price per Share. Under such agreements, if the Offer Price per Share is below $18.00 per Share, no bonus would be payable. The agreements provide that if the Offer Price is between $18.00 and $24.00 per Share, the amount of incentive bonus payments would be pro-rated based on a range specified in the Incentive/Stay Bonus Agreements and, if the Offer Price per Share is over $24.00 per Share, the maximum aggregate bonuses of $750,000 would be payable pursuant to such agreements. Since the Offer Price of $25.00 per Share is in excess of $24.00 per Share, the maximum aggregate bonuses of $750,000 will be payable pursuant to such agreements. Under the Incentive/Stay Bonus Agreements, fifty percent of such bonus will be payable to the recipient upon the consummation of the Offer and the remainder of such bonus will be payable 120 days thereafter, unless (i) the individual ceases to be employed by the Company under circumstances pursuant to which such individual is entitled to a severance payment under his employment agreement with the Company, in which case, the remainder of his bonus is payable upon such event, or (ii) the individual ceases to be employed by the Company under circumstances pursuant to which such individual is not entitled to a severance payment under his employment agreement with the Company, in which case no further bonus payment shall be payable. Assuming that the Offer is consummated and all other conditions to the payment of such bonuses are satisfied, based on the Offer Price of $25.00 per Share, Messrs. Multhauf and Mulligan will each receive an aggregate bonus of $325,000 and Mr. Sanders will receive an aggregate bonus of $100,000, for a total of $750,000. This summary is qualified in its entirety by reference to the Incentive/Stay Bonus Agreements which are filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference.

    On February 8, 1999, pursuant to the authority of the Board of Directors, the Compensation Committee of the Board of Directors authorized the Chairman and/or President of the Company to approve special payments of up to $200,000 in the aggregate to approximately 30 key employees (other

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than Messrs. Multhauf, Mulligan and Sanders) as a transitional/stay bonus, to be paid 120 days following the occurrence of a change in control. The purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer will constitute a "change in control" for purposes of such special payments.

    Messrs. Multhauf and Mulligan have employment agreements with the Company. On February 8, 1999, pursuant to the authorization of the Board of Directors, the Compensation Committee of the Board of Directors approved an amendment to the employment agreements of each of Messrs. Multhauf and Mulligan. In connection therewith, on February 12, 1999, the employment agreements of Messrs. Multhauf and Mulligan were amended and restated. Pursuant to these amendments, the base salaries reflected in such agreements were increased to reflect current salary levels. The base salaries were increased: (i) from $135,000 to $160,000 for Mr. Multhuaf; and (ii) from $130,000 to $155,000 for Mr. Mulligan. Also, such employment agreements were amended to increase the severance period for continuation of base salary, bonus and benefits from one to two years and to increase the period of their respective non-competition and confidentiality agreements from one to two years. As amended and restated, the employment agreement of each of Messrs. Multhauf and Mulligan provides for continuation of base salary, bonus and benefits for two years in the event of (i) termination by the Company without cause, (ii) breach by the Company, (iii) death, (iv) long-term disability or (v) termination of employment for any reason at the end of the six-month period following a change in control of the Company, or during such six month period if the executive (a) resigns for good reason, such as diminution of responsibility or reduction of benefits, or (b) is terminated by the Company without cause. The purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer will constitute a "change in control" for purposes of the employment agreements of Messrs. Multhauf and Mulligan. Assuming that the Offer and the Merger are consummated and that such officers are terminated by the Company under circumstances pursuant to which they are entitled to severance payments pursuant to such employment agreements, they would receive in the aggregate approximately $830,000, in addition to continuation of employee benefits. On May 14, 1999, the employment agreements with Messrs. Multhauf and Mulligan were further amended to provide that payments to such persons may be reduced in the event such payments result in "excess parachute payments" under the Internal Revenue Code. This summary is qualified in its entirety by reference to the Amended and Restated Employment Agreements, as amended, which are filed as exhibits to this Schedule 14D-9 and incorporated herein by reference.

    Messrs. Gregory Stobbe, Senior Vice President--Operations of the Company, Mark R. Lundberg, Vice President--Sales of the Company, and Scott B. Sanders also have employment agreements with the Company. On February 8, 1999, pursuant to the authorization of the Board of Directors, the Compensation Committee of the Board of Directors approved amendments to the employment agreements of each of Messrs. Stobbe, Lundberg and Sanders. In connection therewith, on February 12, 1999, the employment agreements of Messrs. Stobbe, Lundberg and Sanders were amended. Pursuant to these amendments, the base salaries reflected in such agreements were increased to reflect current salary levels. The base salaries were increased: (i) from $84,000 to $115,000 for Mr. Stobbe; (ii) from $104,500 to $118,500 for Mr. Lundberg; and (iii) from $92,000 to $120,000 for Mr. Sanders. Also, each of the employment agreements of Messrs. Stobbe, Lundberg and Sanders was amended to, among other things, eliminate a requirement by the Company to provide a six-month notice of termination and, in lieu thereof, to provide such executive with a severance arrangement that includes continuation of base salary for one year in the event of his termination without cause by the Company. Assuming that the Offer and the Merger are consummated and that all of the aforementioned officers are terminated by the Company under circumstances pursuant to which they are entitled to severance payments pursuant to such employment agreements, they would receive in the aggregate approximately $353,500.

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    In addition to the executive officers discussed above, approximately 30 employees have employment agreements with the Company. In the event of certain terminations following a change in control, such employees are entitled to the greater of (i) two weeks of severance pay for every one year of service to the Company under the Company's Severance Policy (discussed below) or (ii) such severance as may be specified in the employee's employment contract. The purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer will constitute a "change in control" for such purposes. Assuming that the Offer and the Merger are consummated and that all of the aforementioned employees are terminated by the Company under circumstances pursuant to which they are entitle to severance payments, they would receive in the aggregate approximately $729,500.

    On February 12, 1999, the Company approved an amendment to the Company's Employee Severance Policy (as amended, the "Severance Policy"). The Severance Policy applies to any reduction in force terminations whether or not such reduction in force is related to a change in control in the Company's ownership. The Severance Policy also covers any of the following events if they occur within two years following a "change in control" (as such term is defined in the Severance Policy): (i) termination as a result of the elimination of an employee's position, (ii) relocation outside the metropolitan area (over 60 miles) in which an employee resides or (iii) an involuntary reduction in base salary of ten percent (10%) or more. For those employees who do not have employment agreements with the Company, upon the occurrence of any of the foregoing within two years following a change in control, such individuals are each eligible for two weeks of severance pay for every one year of service to the Company, with the minimum severance payment being two weeks and the maximum severance amount being 26 weeks. Severance payments are based on such employees' actual current salary only. The purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer will constitute a "change in control" for purposes of the Severance Policy. Assuming that the Offer and the Merger are consummated and that all of the eligible employees covered by the Severance Policy are terminated on such date, eligible employees (not including employees covered by an employment agreement as discussed above) would receive in the aggregate approximately $280,000. This summary is qualified in its entirety by reference to the Severance Policy which is filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference.

    In the event of a "change of control" pursuant to the terms of each of the Company's 1995 Long-Term Incentive Plan and 1987 Statutory-Nonstatutory Stock Option Plan (the "Stock Option Plans"), all outstanding stock options granted thereunder, whether or not then fully exercisable or vested, to purchase Shares (a "Stock Option") heretofore granted under the Stock Option Plans shall become fully exercisable and vested, and, pursuant to the terms of the Stock Option Plans, the Stock Options shall be canceled by the Company, and the holders thereof shall receive a cash payment from the Company in an amount (if any) equal to the number of Shares subject to such option multiplied by the difference (if positive) between the exercise price per Share covered by the option and the highest per share price offered to stockholders of the Company in the Offer. The purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer will constitute a "change in control" for purposes of the Stock Option Plans. Assuming that the Offer and Merger are consummated, the aggregate amount payable to employees to cancel all options under the Stock Option Plans will be approximately $4.4 million.

    In connection with the Merger Agreement, Guardian and each of Messrs. Multhauf and Mulligan have entered into a non-binding letter agreement relating to the possible terms of employment of Messrs. Multhauf and Mulligan following the consummation of the Merger. Pursuant to such letter agreements, the existing Amended and Restated Employment Agreements, as amended, between the Company and each of Messrs. Multhauf and Mulligan discussed above would be replaced with new agreements. The new agreements would provide for an annual salary of $225,000 to each of Messrs. Multhauf and Mulligan, with an annual bonus of up to 100% of annual salary based on performance (with the first year annual bonus guaranteed at 100% of annual salary). In addition,

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long-term compensation (which would vest over five years) of up to 100% of the annual salary (or more based on exceptional performance) could be earned by each of such officers. The Board of Directors of the Company was advised of these proposed arrangements prior to its approval of the Merger Agreement. This summary is qualified in its entirety by reference to such letter agreements which are filed as exhibits to this Schedule 14D-9 and incorporated herein by reference.

MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-9. The Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company" of the Offeror's Offer to Purchase, which is enclosed with this Schedule 14D-9.

    THE OFFER. The Merger Agreement provides that the Offeror will commence the Offer and that the obligation of the Offeror to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth herein, which are described in Section 14--"Conditions of the Offer" in the enclosed Offer to Purchase. The Offeror may waive any of the conditions set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase in its sole discretion; PROVIDED, that, without the prior written consent of the Company, the Offeror shall not (i) waive the Minimum Condition, as defined in the Offer to Purchase, (ii) reduce the number of Shares subject to the Offer, (iii) reduce the Offer Price, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend, add or waive any term or condition of the Offer in any manner that would adversely affect the Company or its stockholders in any material respect. Notwithstanding the foregoing sentence, the Offeror may, without the consent of the Company, extend the Offer (i) if at the then scheduled expiration date of the Offer any of the conditions to the Offeror's obligation to accept Shares for payment shall not have been satisfied or waived, until the fifth business day after the date the Offeror reasonably believes to be the earliest date on which such conditions will be satisfied, (ii) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offers and (iii) for an aggregate period of not more than ten business days (for all such extensions) notwithstanding the satisfaction of all conditions to the Offer. The Merger Agreement provides that if at any scheduled expiration date of the Offer, the Minimum Condition, the Insurance Regulatory Condition or the HSR Condition (as such terms are defined in the enclosed Offer to Purchase) shall not have been satisfied, but at such scheduled expiration date each of the other conditions set forth in the Offer to Purchase shall then be satisfied, at the request of the Company, the Offeror shall extend the Offer from time to time, subject to the right of Parent, the Offeror or the Company to terminate the Merger Agreement pursuant to the terms thereof. Parent and the Offeror have further agreed that, in the event the Offeror wishes to terminate the Offer solely by reason of the existence of a banking moratorium or suspension of payments in respect of banks in the United States in accordance with clause (i) of the second sentence of Section 14--"Conditions of the Offer" of the Offer to Purchase, the Offeror shall first extend the Offer for a minimum period of ten days, it being understood that, if at the end of such ten day period, a banking moratorium or suspension of payments in respect of banks in the United States shall be in effect, Offeror shall then be entitled to terminate the Offer under the provisions of clause (i) of the second sentence of Section 14--"Conditions of the Offer" of the Offer to Purchase, PROVIDED, that the Offeror shall not be required to extend the Offer more than once pursuant to this requirement. Notwithstanding anything to the contrary contained herein or in the Merger Agreement, Parent, the Offeror and the Company have further agreed that, in the event that upon any scheduled expiration date of the Offer (or any extension thereof), (x) all conditions to the Offer set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase have been satisfied and (y) for

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a period of five consecutive trading days prior to the expiration of the Offer
(or any extension thereof), the average of the daily closing values of the Standard & Poor's Index of 500 Industrial Companies (the "S&P Index") for such five trading days shall reflect a decline in excess of 25% as compared to the closing value of the S&P Index on the close of business on the trading day next preceding the date of the Merger Agreement, then the Offeror shall be entitled to extend the Offer for a period not to exceed eight trading days.

    Pursuant to the terms of the Merger Agreement, the Company has approved of and consented to the Offer and has represented (a) that its Board of Directors has unanimously (i) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and declared that the Merger is advisable, (ii) recommended that the Company's stockholders accept the Offer and approve and adopt the Merger Agreement and approve the Merger, and (iii) taken all action necessary to render Section 203 of the Delaware General Corporation Law ("DGCL") and the Rights Agreement (as defined below) inapplicable to the Offer and the Merger; and (b) William Blair & Company has delivered to the Board of Directors of the Company its written opinion that the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders, subject to the assumptions and qualifications contained in such opinion.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the DGCL, the Offeror shall be merged with and into the Company on the later of the date the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger (such date, the "Effective Time"). The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger. Following the Merger, the separate corporate existence of the Offeror will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

    At the Effective Time each issued and outstanding Share, including the associated Rights (as defined below), (other than Shares held by any wholly owned subsidiary of the Company or in the treasury of the Company, or by Parent, the Offeror or any other wholly owned subsidiary of Parent, which Shares will cease to be outstanding and be cancelled and retired and none of which shall receive any payment with respect thereto, and other than Shares, if any, held by holders of Shares who perfect their appraisal rights under the DGCL) will by virtue of the Merger and without any action by the holders thereof, be converted into the right to receive $25.00 in cash payable to the holder thereof, without interest thereon (the "Merger Consideration"). In addition, at the Effective Time, each issued and outstanding share of the capital stock of the Offeror will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

    The Merger Agreement provides that in the event that the Offeror shall acquire at least 90 percent of the outstanding Shares, the Company, Parent and the Offeror shall take all necessary action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

    The Merger Agreement provides that the respective obligations of Parent and the Offeror, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the fulfillment, at or prior to the Effective Time, of each of the following conditions: (i) if approval of the Merger by the holders of the Common Stock is required by applicable law, the Merger shall have been approved by the requisite vote of such holders; (ii) no domestic (federal, state or local), foreign or supranational court, commission, governmental body, regulatory or administrative agency, authority or tribunal (each a "Governmental Entity") or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; PROVIDED, HOWEVER, that each of the parties to the Merger Agreement shall use their reasonable best efforts to have any such order, decree

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or injunction vacated; (iii) the Offeror shall have accepted for payment and paid for the Shares properly tendered pursuant to the Offer in an amount sufficient to satisfy the Minimum Condition; PROVIDED, HOWEVER, that this condition will be deemed waived with respect to the obligations of Parent and the Offeror if the Offeror fails to accept for payment and pay for any Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer; and (iv) the applicable waiting period (and any extension thereof) shall have expired or been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

    CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The Merger Agreement provides that, at the Effective Time, the directors and officers of the Offeror immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation. In addition, the Certificate of Incorporation (as amended to change the name of Offeror to "First Commonwealth, Inc.") and Bylaws of the Offeror, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    COMPANY STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, promptly following the purchase of Shares pursuant to the Offer if approval of the Merger by the stockholders of the Company is required by applicable law, the Company shall call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting upon the Merger and shall take all action necessary or advisable to obtain stockholder approval of the Merger. The Stockholder Meeting shall be held as soon as practicable following the purchase of Shares pursuant to the Offer and the Company will, through its Board of Directors, subject to the Merger Agreement, recommend to its stockholders the approval of the Merger. The record date for the Stockholder Meeting shall be a date subsequent to the date Parent or the Offeror becomes a record holder of Shares purchased pursuant to the Offer.

    The Company has agreed that, if stockholder approval of the Merger is required by applicable law, the Company will, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the Commission and will use its reasonable best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be cleared by the Commission. The Company has agreed to take all such action as may be necessary or advisable to obtain the necessary approvals by its stockholders of the Merger, the Merger Agreement and the transactions contemplated thereby. Parent has agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent, the Offeror or any other subsidiary of Parent to be voted in favor of the approval of the Merger.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the Offeror having acquired a majority of the Shares on a fully diluted basis, the Offeror shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Offeror, subject to compliance with
Section 14(f) of the Exchange Act, a percentage of all directors rounded up to the nearest whole number equal to the percentage of the outstanding Shares then owned by the Offeror, and the Company shall, at such time, cause the Offeror's designees to be so elected by its existing Board of Directors; PROVIDED, HOWEVER, that in the event that the Offeror's designees are so elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and PROVIDED, FURTHER, that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors or Director shall designate a person or persons to fill such vacancy or vacancies, each of whom shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the

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Company will promptly increase the size of the Company's Board of Directors, or remove or cause the resignation of sufficient directors to enable the Offeror's designees to be elected or appointed to, and to constitute a majority of the directors on, the Company's Board of Directors as provided above.

    Subject to applicable law, the Company has agreed to take all action requested by Parent that is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has agreed to make such mailing with the mailing of the Schedule 14D-9 (provided that the Offeror shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Offeror's designees).

    INTERIM OPERATIONS. The Merger Agreement provides that except as otherwise expressly contemplated by the Merger Agreement or as described in the Company's disclosure letter (the "Company Disclosure Letter") delivered concurrently with the delivery of the Merger Agreement, during the period from the date of the Merger Agreement through the Effective Time, the Company shall, and shall cause its subsidiaries to, in all material respects carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use its reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing, and, except as otherwise expressly contemplated by the Merger Agreement or as described in the Company Disclosure Letter, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent: (a) (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than dividends payable to the Company declared by any of the Company's subsidiaries, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution, for shares of its capital stock or
(z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of Shares during the period from the date of the Merger Agreement through the Effective Time upon the exercise of employee stock options to purchase Shares ("Stock Options") outstanding on May 19, 1999), in accordance with their current terms or enter into any agreement or contract with respect to the sale or issuance of any of its securities; (c) amend its charter or bylaws or the Rights Agreement; (d) acquire or agree to acquire by merging or consolidating with, or by purchasing assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than in the ordinary course of business consistent with past practice); (e) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; (f) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice for working capital purposes, or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than to the Company or any wholly owned subsidiary of the Company and other than in the ordinary course of business consistent with past practice;
(g) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company or adopt any plan with respect to any of the foregoing; (h) grant any severance or termination pay not currently required to be paid under existing severance plans, enter into or adopt, or amend any existing, severance plan, agreement or arrangement or, other than in the ordinary course of business, enter into or amend any employee benefit plan (including without limitation, the Company's 1995 Long-Term Incentive Plan and 1987 Statutory-Nonstatutory Stock Option Plan (collectively, the "Stock Option Plans")), or enter into or amend any employment or consulting agreement; (i) enter into any contract or commitment with respect to capital expenditures with a value in excess of, or requiring expenditures by the Company and its subsidiaries in excess of, $100,000, individually, or enter into contracts or commitments with respect to capital expenditures with a value in excess of, or requiring expenditures by the Company and its subsidiaries in excess of, $500,000, in the aggregate; (j) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees provided that, with respect to employees that are not executive officers or directors, the Company may increase compensation associated with promotions and regular reviews in the ordinary course of business consistent with past practice; (k) agree to the settlement of any material claim or litigation; (l) make or rescind any material tax election or settle or compromise any material tax liability; (m) except as required by applicable law or generally accepted accounting principles ("GAAP"), make any material change in its method of accounting; (n) except as required under the Stock Option Plans and as otherwise provided in the Merger Agreement, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits; (o) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (B) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) contained in documents filed with the Commission by the Company; (p) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's or any of its subsidiaries' ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Company's or any of its subsidiaries' activities; (q) materially modify, amend or terminate any material contract to which it is a party or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; or (r) agree, in writing or otherwise, to take any of the foregoing actions; PROVIDED, HOWEVER, that nothing set forth in the foregoing clauses (a) through (r) shall be deemed to prohibit the Company from making such expenditures as it deems reasonably necessary to complete its Year 2000 readiness plan as disclosed to the Parent.

    NO SOLICITATION.  The Merger Agreement provides as follows:

    (a) The Company and its affiliates (as such term is defined under Rule 12b-2 under the Exchange Act) and each of their respective officers, directors, employees, financial advisors, attorneys and other advisors, representatives and agents shall immediately cease any discussions or negotiations which may be ongoing with third parties with respect to any Takeover Proposal (as defined below). The Company shall not, nor shall it permit any of its affiliates (as defined under Rule 12b-2 under the Exchange Act) to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor, representative or agent of, the Company or any of its affiliates to, (i) solicit, facilitate, initiate or encourage the submission of, any Takeover Proposal (including, without limitation, the taking of any action which would make the Rights Agreement or Section 203 of the DGCL inapplicable to a Takeover Proposal), (ii) enter into any agreement with respect to any Takeover Proposal or enter into any arrangement, understanding or agreement requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement or (iii) participate in any way in any discussions or negotiations regarding, or furnish to any person or legal entity (other than Parent or the Offeror) any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; PROVIDED, HOWEVER, that prior to acceptance for payment of Shares pursuant to the Offer, in response to an unsolicited Takeover Proposal and in compliance with its obligations under paragraph (d) below, the Company may participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with terms not more favorable to such third party than the terms of the Confidentiality Agreement described below) to any third party which makes a Superior Proposal (as defined below) if the Board of Directors believes (based on the written advice of independent, outside, nationally-recognized, legal counsel) that failing to take such action would constitute a breach of its fiduciary duties.

    For purposes of the Merger Agreement, "Takeover Proposal" means (i) any inquiry, proposal or offer from any person or entity relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 15% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any person or entity beneficially owning 15% or more of any class of equity securities of the Company or any of its subsidiaries or (iii) any merger, consolidation, business combination, sale of all, or substantially all, of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; and "Superior Proposal" means a BONA FIDE proposal made by a third party to acquire all outstanding Shares pursuant to a tender offer or a merger or purchase of all of the assets of the Company (w) on terms which a majority of the disinterested members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the written advice of William Blair & Company and independent, outside, nationally-recognized, legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, (x) for which financing is then available (it being understood that financing evidenced by highly confident letters and similar letters shall not be considered "available"), (y) which is not subject to any financing or due diligence condition and (z) which, in the written opinion of William Blair & Company, is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (as they may be modified pursuant to the provisions of the Merger Agreement described in clause (d)(iii) under "--Termination").

    (b) Except as set forth in paragraph (c) below, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Offeror, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, or
       (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal.

    (c) Notwithstanding anything to the contrary in the Merger Agreement, prior to the acceptance for payment of Shares pursuant to the Offer, the Company may recommend to its stockholders a Takeover Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (1) a third party makes a Superior Proposal,
       (2) all the conditions to the Company's right to terminate the Merger Agreement in accordance with the provisions thereof have been satisfied (including the satisfaction of certain waiting periods and the payment of certain fees as further described in clause (d)(iii) under "--Termination") and (3) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is terminated in accordance with the termination provisions thereof.

    (d) On the date of receipt thereof, if possible, but no later than 12 hours after receipt thereof, the Company shall advise Parent in writing of any request for information or any Takeover Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal, inquiry, proposal, discussion or negotiation and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the person or entity making any such Takeover Proposal or such request, inquiry or proposal or with whom any discussion or negotiations are taking place. The Company shall keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Takeover Proposal and keep Parent fully informed as to the details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request, takeover proposal or inquiry. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other person or entity in connection with any Takeover Proposal which was not previously provided to Parent.

    (e) Nothing contained in the Merger Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company (based upon written advice of independent, outside, nationally-recognized, legal advisors), such disclosure is required by applicable state or federal securities laws or is necessary in order to comply with its fiduciary duties to the Company's stockholders under applicable law.

    (f) The Company shall request each person or entity which, prior to the date of the Merger Agreement, has executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such person or entity by or on behalf of the Company.

    THIRD PARTY STANDSTILL AGREEMENTS. The Merger Agreement provides that, during the period from May 19, 1999, through the Effective Time, (i) the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent), and (ii) the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

    DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that the Company receives reasonable affirmations and undertakings from such persons to repay all amounts advanced if it should be ultimately determined that such person was not entitled to indemnification.

    In addition, Parent has agreed to provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, for the benefit of the Company's current directors and officers, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Parent and the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 1.25 times the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much of such coverage as possible for such amount.

    OPTIONS. Pursuant to the Merger Agreement, the Company shall (i) terminate the Stock Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries (collectively "Stock Incentive Plans"), immediately prior to the Effective Time without prejudice to the holders of Stock Options (as hereinafter defined), (ii) grant no additional Stock Options, and (iii) amend, immediately prior to the Effective Time, the provisions of any other Company Benefit Plan providing for the issuance, transfer or grant of any Shares, or any interest in respect of any Shares, to provide no continuing rights to acquire, hold, transfer, or grant any Shares or any interest in any Shares.

    In addition, immediately upon the consummation of the Offer, provided that a "Change of Control" has occurred under the terms of the Stock Incentive Plans, all outstanding Stock Options previously granted under the Stock Incentive Plans shall become fully exercisable and vested, and the Stock Options shall be cancelled by the Company, and the holders thereof shall receive a cash payment (the "Cash Payment") from the Company in an amount (if any) equal to the number of Shares subject to such option multiplied by the difference (if positive) between the exercise price per Share covered by the option and the highest per share price offered to stockholders of the Company in the Offer. The Company shall request such holders to acknowledge the cancellation of all Stock Options held by such holders, including any Stock Options as to which the exercise price equals or exceeds such price per share. The Company shall deliver to Parent within five business days of the date of the Merger Agreement a true and complete list of Stock Options which are outstanding as of the date of the Merger Agreement, together with detailed calculations of the Cash Payments relating to such Stock Options had the Effective Time occurred on the date of delivery thereof. The Company shall update such list and such calculations as of, and deliver such update to Parent on, the date that is two business days prior to the Effective Time, such updated list and calculations made as if the Effective Time would occur on such date. Except as otherwise contemplated in the Merger Agreement, any then-outstanding stock appreciation rights or limited stock appreciation rights issued by the Company or any subsidiary of the Company shall be cancelled immediately prior to the Effective Time without any payment therefor. The Company shall ensure that neither it nor any of its subsidiaries is or will be bound by any Stock Options, other options, warrants rights or agreements which would entitle any person or entity, other than Parent or it subsidiaries, to own any Shares or to receive any payment in respect thereof.

    CERTAIN EMPLOYEE BENEFITS. Pursuant to the Merger Agreement, until at least December 31, 1999, Parent shall maintain employee benefits and programs for retirees, officers and employees of the Company and its subsidiaries that are no less favorable in the aggregate than those being provided to such retirees, officers and employees on the date of the Merger Agreement (it being understood that Parent will not be obligated to continue any one or more employee benefits or programs); provided that the Company shall not be obligated to continue any Stock Incentive Plan or provide any other incentive plan or benefits in lieu thereof. For purposes of eligibility to participate in and vesting in all benefits provided to retirees, officers and employees, retirees, officers and employees of the Company and its subsidiaries will be credited with years of service with the Company and its subsidiaries and years of service with prior employers to the extent service with prior employers is taken into account under plans of the Company. Amounts paid before the Effective Time by retirees, officers and employees of the Company under any medical plans of the Company shall after the Effective Time be taken into account in calculating balances for deductibles and maximum out-of-pocket limits applicable under the medical plan of Parent for the plan year during which the Effective Time occurs as if such amounts had been paid under such medical plan of Parent.

    In addition, the Merger Agreement provides that after the Effective Time, Parent shall cause the Company to maintain for 1999, without modification or amendment, except as set forth in the Merger Agreement, its Management Bonus Plan for all covered employees.

    Parent has agreed that it will maintain the Company's standard severance policy as in effect on the date of the Merger Agreement for a period of at least two years from the Effective Time and that Parent will honor or cause to be honored all employment, severance and similar agreements with the Company's officers and employees to the extent that executed copies of such agreements have been delivered to Parent or are disclosed in the documents filed by the Company with Commission or were otherwise disclosed to Parent. Parent and its subsidiaries have agreed that they will provide reasonable and customary outplacement services to officers of the Company and its subsidiaries who are terminated by the Company as a result of, or within two years following, the Merger, which outplacement services provided to such officer shall include one-on-one counseling and assistance.

    AGREEMENT TO USE REASONABLE BEST EFFORTS. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, each of the Company, Parent and the Offeror shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, and the other transactions contemplated by the Merger Agreement, including (a) obtaining all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, including without limitation, all filings under the HSR Act, and the filing of a Form A application and/or other documents as may be required with the Arizona, Illinois, Indiana, Wisconsin, Missouri and Michigan Departments of Insurance and the approval thereof by the Directors of Insurance of such Departments of Insurance, and any other required filings with or approvals by state agencies regulating corporations or insurance companies applicable to the transactions contemplated thereby, and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from or to avoid an action or proceeding by any Governmental Entity, (b) obtaining all necessary consents, approvals or waivers from third parties, (c) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

    YEAR 2000 COMPLIANCE. The Merger Agreement provides that, prior to the Effective Time, Parent and its representatives shall have the right, during normal business hours, and at other reasonable times upon request, to have full and complete access to the Company's hardware, information systems and all software material to the business, finances or operations of the Company ("Software") for the purpose of assisting the Company in assessing, developing, executing and testing the Company's Year 2000 readiness plan. In connection therewith, the Company agreed to cause its officers, employees and agents to fully cooperate with the representatives of Parent and to provide them with all information, data, records, documents and any other material which they may request relating to the Company's hardware, Software and information systems. The Company has agreed to seriously consider any and all recommendations made by Parent or its representatives relating to the Company's Year 2000 readiness plan and to take full advantage of Parent's resources and expertise in connection therewith.

    In addition, the Merger Agreement provides that if Parent reasonably determines that there exists any material deficiency in the Company's Year 2000 readiness plan, the Company shall take such action as Parent reasonably requests as necessary to cure such deficiency. As part of this process, the Company and Parent shall establish a joint Year 2000 readiness steering committee which shall consider and make recommendations relating to the Company's Year 2000 readiness plan (the "Committee"), which shall consist of three representatives from the Company and up to three representatives designated by Parent. The Committee shall meet as often as may be necessary for the purpose of ensuring that the Company is assessing, developing, executing and testing the Company's Year 2000 readiness plan in a timely and effective manner. If the members of the Committee do not by majority vote agree on or prior to July 13, 1999 that the Company's Year 2000 readiness plan is or will be implemented on a timely and effective manner in all material respects, the Company and Parent shall designate a third party consultant which is mutually acceptable to both the Company and Parent to assess and make recommendations with respect to the Company's Year 2000 readiness plan (the "Consultant"). If the Consultant identifies any material deficiency in the Company's Year 2000 readiness plan, the Company agrees to follow the recommendations of Consultant which are reasonably requested by Parent.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror with respect to, among other things, its organization, corporate authority, capital structure, financial statements, public filings, litigation, compliance with applicable laws, consent and approvals, employee benefit plans, brokers' or finders' fees, state takeover statutes, voting requirements, taxes, intellectual property, Year 2000 compliance and the absence of any material adverse changes in the Company since December 31, 1998.

    The Company also represented that the Board of Directors had taken all necessary action to amend the Rights Agreement to (a) render the Rights Agreement inapplicable with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (b) ensure that (x) neither Parent nor the Offeror nor any of their Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) is considered to be an Acquiring Person (as defined in the Rights Agreement) and
(y) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of the Offer, the Merger or the consummation of any of the other transactions contemplated by the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company:

    (a) by mutual written consent of Parent and the Company; or

    (b) by Parent or the Offeror:

    (i) if, prior to the purchase of Shares pursuant to the Offer, the Company has breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of a condition set forth in clause (d) or
        (e) of the Offer conditions set forth in the second sentence of Section 14-- "Conditions of the Offer" of the Offer to Purchase, (y) cannot or has not been cured prior to fifteen (15) days after the giving of written notice of such breach to the Company and (z) has not been waived by Parent pursuant to the provisions of the Merger Agreement; or

    (ii) if the Offer is terminated or expires in accordance with its terms without the Offeror having purchased any Shares thereunder due to an occurrence which results in a failure to satisfy any one or more of the conditions set forth set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase, unless any such failure shall have been caused by or resulted from the breach by Parent or the Offeror in any material respect of their respective representations and warranties in the Merger Agreement or the failure of Parent or the Offeror to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement; or

   (iii) it shall have been publicly disclosed, or Parent shall have otherwise learned, that beneficial ownership (determined for the purposes of this paragraph (b)(iii) as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20 percent or more of the outstanding Shares has been acquired by any person, entity or group (as defined in Section 13(d)(3) under the Exchange Act); or

    (c) by the Company:

    (i) if Parent or the Offeror shall have (x) terminated the Offer or (y) failed to pay for any Shares pursuant to the Offer on or prior to the Termination Date, unless, in the case of (x) or (y), such termination or failure shall have been caused by the failure of the Company to satisfy the conditions to the Offer set forth in clauses (d) or (e) set forth in the second sentence of Section 14--"Conditions of the Offer"of the Offer to Purchase; or

    (ii) if the Offer has not been timely commenced in accordance with the terms of the Merger Agreement; or

   (iii) if, prior to the purchase of Shares pursuant to the Offer, Parent or the Offeror has breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be or has not been cured within fifteen (15) days after the giving of written notice to Parent or the Offeror (other than any matters that, in the aggregate, would not reasonably be expected to materially impair the ability of Parent or the Offeror to perform their respective obligations hereunder); or

    (d) by either Parent or the Company:

    (i) if the Effective Time has not occurred on or prior to the close of business on the date which is 120 days after the date of the Merger Agreement (the "Termination Date"); PROVIDED, HOWEVER, that the Termination Date shall be the date which is 180 days after the date of the Merger Agreement if the Regulatory Condition has not been satisfied but all other conditions set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase have been satisfied on the date which is 120 days after the date of the Merger Agreement; PROVIDED, FURTHER, that the right to terminate the Merger Agreement pursuant to this clause shall not be available (y) to Parent if the Offeror or any affiliate of the Offeror acquires Shares pursuant to the Offer, or (z) to any party whose failure to fulfill any material obligation of the Merger Agreement or other material breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to have occurred on or prior to the aforesaid date; or

    (ii) if any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

   (iii) if a Superior Proposal is received by the Company and the Board of Directors of the Company believes (based on the written advice of independent outside nationally recognized legal counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; PROVIDED, HOWEVER, that the Company may not terminate the Merger Agreement pursuant to this paragraph (d)(iii) unless and until
         (x) five (5) business days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors and during such five (5) business day period the Company has fully cooperated with Parent including, without limitation, informing Parent of the terms and conditions of such Superior Proposal, and the identity of the person or entity making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated hereby may be effected; (y) at the end of such five (5) business day period the Takeover Proposal continues to constitute a Superior Proposal and the Board of Directors of the Company continues to believe (and has again been advised in writing by independent outside nationally recognized legal counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; and (iii) (x) prior to such termination, Parent has received all fees as set forth in the Merger Agreement and described below under "--Payment of Certain Fees and Expenses upon Termination" by wire transfer in same day funds and
         (y) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

    The Merger Agreement provides that, in the event of termination of the Merger Agreement by either Parent or the Company pursuant to the provisions described above, the Merger Agreement will become void and there shall be no liability thereunder on the part of the Company, Parent or the Offeror or their respective officers or directors (except for breach of the Merger Agreement and the survival of certain provisions relating to broker's and finder's fees, fees and expenses and confidential information).

    PAYMENT OF CERTAIN FEES AND EXPENSES UPON TERMINATION. Except as provided in the next succeeding sentence, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except as expressly set forth in the Merger Agreement. If the Merger Agreement is terminated (i) by Parent in accordance with paragraph (b)(ii) under the heading "--Termination" hereof because of the occurrence of any of the events set forth in clauses (d),
(e) or (f) of the second sentence of Section 14-- "Conditions of the Offer" of the Offer to Purchase; (ii) Parent or the Company, as the case may be, in accordance with paragraph (b)(i) or paragraph (d)(iii) under the heading "--Termination"; or (iii) by Parent, pursuant to any provision of the Merger Agreement other than those described in the preceding clauses (i) and (ii) of this sentence, or, except to the extent that the termination of the Merger Agreement is the result of a breach by Parent or the Offeror in any material respect of its representations, warranties or covenants in the Merger Agreement, by the Company pursuant to paragraph (d)(i) or paragraph (d)(ii) if, in any such case described in this clause (iii) of this sentence, (x) a Takeover Proposal has been made after the date of the Merger Agreement and (y) within twelve (12) months of the date of such termination, the Company shall enter into an Acquisition Agreement with any person or entity other than Parent or any of its affiliates, then the Company shall (except as required to be paid earlier in accordance with paragraph (d)(iii) set forth under "--Termination") on the business day next succeeding the date of termination (or in the case of a termination pursuant to clause (iii) of this sentence, the business day next succeeding the execution of such agreement), (A) reimburse Parent in immediately available funds for the Expenses of Parent and the Offeror, not to exceed $1.5 million, and (B) pay to Parent in immediately available funds an amount equal to $3.9 million.

    For the purposes of the Merger Agreement, "Expenses" means the documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or the Offeror in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by this Agreement, including, but not limited to, all filing fees, printing fees and reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

STOCKHOLDER AGREEMENTS

    The following is a summary of the material terms of the Stockholder Agreements. The summary is qualified in its entirety by reference to the Stockholder Agreements, each of which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Stockholder Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company" of the Offer to Purchase.

    Throughout this section reference to "the Stockholder" shall mean each of Messrs. Multhauf and Mulligan, each of whom is party to a Stockholder Agreement. The Stockholder Agreements have identical terms and cover the Shares which each Stockholder owns beneficially and of record, together with any other shares of capital stock of the Company of which such Stockholder acquires beneficial ownership after May 19, 1999 and during the term of the Stockholder Agreement (the "Subject Shares"). As of May 18, 1999, Mr. Multhauf beneficially owned 329,788 Shares (or approximately 8.1% of the Shares on a fully diluted basis) and Mr. Mulligan beneficially owned 367,287 Shares (or approximately 9.2% of the Shares on a fully diluted basis).

    THE COVENANTS. Pursuant to the Stockholder Agreement, the Stockholder has agreed: (i) so long as the Merger Agreement has not been terminated, to tender pursuant to the Offer, and not withdraw, the Subject Shares; (ii) at any stockholders meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, to vote (or cause to be voted) the Subject Shares in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; (iii) at any meeting of stockholders of the Company (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval is sought, other than with respect to the Merger or Merger Agreement, to vote (or cause to be voted) the Subject Shares (a) against any merger agreement or merger, consolidation, combination, sale, lease or transfer of all or substantially all of the assets of the Company, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any subsidiary of the Company or any other Takeover Proposal (as defined in the Merger Agreement); (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholder Agreement; or (c) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholder Agreement and the Merger Agreement; (iv) except as provided in paragraph (i) above, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to any Transfer of the Subject Shares to any person (other than Parent) or (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares and not to commit or agree to take any of the foregoing actions; (v) not to, and not to permit any affiliate, director, officer, employee, investment banker, attorney or other advisor or representative of the Stockholder to, (a) directly or indirectly solicit, initiate or encourage the sub-mission of, any Takeover Proposal or (b) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal; (vi) to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement; (vii) to waive any rights of appraisal or rights to dissent from the Merger that the Stockholder may have; and (viii) not to request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with the Stockholder Agreement or the Merger Agreement.

    Each Stockholder Agreement provides that the Stockholder has made the covenants and agreements contained therein in the Stockholder's capacity as a stockholder of the Company and that nothing contained therein shall limit the Stockholder's ability, to the extent the Stockholder is a director of the Company and is acting in such capacity, to discharge the Stockholder's fiduciary duties as a director of the Company under applicable law based on the advice of independent, outside, nationally recognized legal counsel (which may be counsel to the Company).

    REPRESENTATIONS AND WARRANTIES. In each Stockholder Agreement, the Stockholder has made customary representations and warranties to Parent with respect to, among other things, ownership of, and capacity with respect to the Subject Shares, legal capacity to enter into the Stockholder Agreement and absence of liens in respect of the Subject Shares.

    TERMINATION. Pursuant to the Stockholder Agreement, the obligations of the Stockholder under such Stockholder Agreement terminate upon the earlier of (i) the date which is 180 days after the date of termination of the Merger Agreement or (ii) the Effective Time.

CONFIDENTIALITY AGREEMENT

    The following is a summary of the Confidentiality Agreement, dated as of March 24, 1999, between the Parent and the Company (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Confidentiality Agreement can be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company" of the Offer to Purchase.

    Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, (i) except as required by law, to keep all information furnished by the Company or its Representatives (as defined below), whether oral or written and regardless of the manner in which it is furnished ("Proprietary Information"), confidential and not to disclose or reveal any Proprietary Information to any person other than Representatives participating in the evaluation of a potential transaction, (ii) not to use Proprietary Information for any purpose other than in connection with its evaluation of a potential transaction or the consummation of a transaction and (iii) except as required by law or pursuant to a listing agreement with an exchange or the Nasdaq Stock Market, not to disclose to any person the fact that the Proprietary Information exists or has been made available or certain other facts.

    "Proprietary Information" does not include information which (i) is or becomes generally available to the public other than as a result of disclosure by Parent or its directors, officers, employees, advisors (including financial advisors, accountants and counsel) and affiliates (collectively, "Representatives"), (ii) was available to Parent on a nonconfidential basis prior to its disclosure by the Company or its Representatives or (iii) becomes available to the Parent on a nonconfidential basis from a person other than the Company or its Representatives who is not or should not be reasonably known by the Parent to be bound by a confidentiality agreement with the Company or any of its Representatives and is otherwise not or should reasonably not be known to be under an obligation to the Company or any of its Representatives not to transmit the information to another party.

    Parent has also agreed that during any time during the eighteen-month period following the date of the Confidentiality Agreement, unless specifically requested in writing by the Company, it will not, among other things, (i) acquire or seek to acquire beneficial ownership of any of the assets, business or securities of the Company, or any rights or options to acquire such ownership, (ii) solicit proxies with respect to any matter from stockholders of the Company, (iii) initiate, induce or attempt to induce any person to initiate any stockholder proposal or tender offer for any securities of the Company, any change of control of the Company or the convening of any stockholders' meeting of the Company or (iv) seek or propose to influence or control the management of the Company.

    Both Parent and the Company (each, a "Party" and, collectively, the "Parties") have agreed that for a period of one year from the date of the Confidentiality Agreement, neither Party will hire or solicit for employment, consulting or an independent contractor relationship with any of each other's employees.

AMENDMENT TO RIGHTS PLAN

    The Company has amended its Stockholders Rights Agreement, dated as of November 1, 1995, with First Chicago Trust Company of New York, as amended by the First Amendment to the Stockholder Rights Agreement, dated December 15, 1998, to render the Stockholder Rights Agreement inapplicable with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. A more detailed discussion of the Rights Agreement as so amended appears in Item 8 herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors.

    The Board of Directors of the Company, at a meeting held on May 18, 1999, unanimously approved the execution and delivery of the Merger Agreement, the Offer and the Merger, determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated May 25, 1999, is filed as an exhibit to this statement and is incorporated herein by reference.

    (b) Certain Background Information; Reasons for Recommendation.

CERTAIN BACKGROUND INFORMATION

    The Company began operations as a provider of managed care dental plans in Chicago, Illinois in 1988. Between 1988 and 1995, the Company was privately owned and managed. During this time, the Company grew to become the leading provider of managed dental care benefits in the Chicago metropolitan area and expanded its operations to include other areas of Illinois and northwestern Indiana.

    In 1995, the Company effected an initial public offering of its Common Stock at an initial public offering price of $15.00 per share. At that time, the Common Stock of the Company was listed for trading on the Nasdaq National Market. Following the initial public offering, the Company expanded operations through de novo start-ups and acquisitions. By year end 1996, the Company was also operating in Detroit, Michigan, Indianapolis, Indiana, Milwaukee, Wisconsin and St. Louis, Missouri. This expansion increased the Company's available population base from 8.3 million to 18.0 million.

    In addition, since the Company began operations, the Company has expanded its product line, which now includes managed care plans on a stand-alone basis or in conjunction with the Company's indemnity and indemnity/PPO plans, as well as other managed dental benefit products. The Company has grown to become a leading provider of managed dental benefits in the upper Midwest: from December 1995 to December 1998, the Company's enrollment has increased by 109%, revenue has increased 93%, net income 99% and earnings per share 60%. During this same period the Company met or exceeded analyst quarterly earnings per share estimates.

    Notwithstanding such factors, management of the Company has been concerned that the historical price performance of the Company's Common Stock has not adequately reflected the value of the Company considering its growth, consistent financial performance and prospects. Management believes that several factors have contributed to the undervaluation of the Common Stock by the capital markets.

    At the time of the Company's initial public offering, the Company was one of four publicly-held companies in the dental benefits industry. Since then, in 1997 and 1998, each of the other three publicly-held dental benefits companies announced lower than expected earnings which, the Company believes, caused the market to view the entire dental benefits industry unfavorably. In 1998, two of these companies announced transactions pursuant to which they would be acquired and the other company announced that it had retained a financial advisor to explore options to maximize shareholder value. As a result of such events, research coverage of the dental benefits industry and of the Company has declined to one analyst.

    In addition, management believes that other factors such as investor concerns with managed medical care stocks in general and small cap stocks in particular have further contributed to the Company's undervaluation.

    In the second quarter of 1998, a stockholder of the Company filed a Schedule 13D with respect to the Company in which the stockholder stated that it intended to hold discussions with management of the Company and other stockholders to seek an increase in stockholder value through the exploration of all available alternatives, including a management buyout, a buyout involving a strategic or financial investor and/or a sale to a third party. Senior management of the Company listened to the suggestions of this stockholder and other stockholders relating to the Company's alternatives to increase stockholder value.

    The Company also found that its goal as an independent public company of attaining strong quarterly earnings growth limited its ability to incur the near-term level of operating expenses required to fully capitalize on the long-term growth opportunities that the Company foresees in the dental benefits industry.

    Due to these and other factors, during the third quarter of 1998, senior management of the Company began to consider the strategic alternatives available to the Company, including the possibility of a business combination transaction involving the Company. During the next several months, senior management of the Company explored various alternatives to increase shareholder value and, from time-to-time, discussed alternatives with the Executive Committee and the Board of Directors. These alternatives included the possibility of an acquisition of a significant number of shares of Common Stock by the Company, a leveraged buy-out of the Company by a financial buyer and/or management, a sale of the Company to a strategic buyer and other business combination transactions and strategic initiatives. In exploring these alternatives, the Company came to believe that an acquisition by a strategic acquiror with national reach and greater human and economic resources would enable the Company to expand its business at a more rapid rate and that, as a result, a strategic acquiror which could achieve such synergies would be able to pay the greatest value for the Company.

    In early 1999 the Company was contacted on separate occasions by two strategic buyers and continued to have contact with the stockholder who filed the Schedule 13D. These parties indicated interest in acquiring the Company. Management reported these expressions of interest to the Board.

    At a meeting of the Board of Directors on February 8, 1999, the Board invited representatives of William Blair & Company to make a presentation to the Board of Directors relating to a possible business combination transaction. At that meeting, William Blair & Company also presented a form of engagement letter pursuant to which the Company would engage William Blair & Company to provide financial advisory services to the Company in connection with a possible business combination. William Blair & Company was one of the investment banking firms which provided services to the Company in connection with its initial public offering in 1995. At the meeting on February 8, legal counsel also briefed the Board of Directors about its duties in considering various forms of business combinations. No decision was reached by the Board of Directors about pursuing a possible business combination transaction or about engaging William Blair & Company at this meeting. Instead, the Board of Directors authorized the Executive Committee and management to explore the feasibility of a sale process and to make a recommendation to the Board of Directors with respect to the engagement of financial advisors, including the appropriate level of fees. In addition, at this meeting, the Board of Directors authorized the Compensation Committee to approve amendments to employment agreements and to adopt severance and other arrangements for the purpose of retaining and incentivizing employees in connection with a possible business combination transaction. See "Agreements between the Company and its Directors and Officers" above.

    Following this meeting, in February and early March, 1999, management of the Company responded to additional unsolicited expressions of interest from certain parties and contacted other parties relating to a possible business combination transaction involving the Company. Following such contacts, one of the parties verbally expressed an interest in pursuing a business combination transaction with the Company and advised management of a preliminary price for such a transaction. Three other parties expressed high levels of interest and requested further information from the Company. In addition, management of the Company held discussions with representatives of William Blair & Company relating to the fees that would be payable to William Blair & Company as a result of a business combination transaction in the event that the Company engaged William Blair & Company as its financial advisor.

    Management of the Company advised the Executive Committee and the Board of Directors of the results of their inquiries and discussions. Based on these results, management and the Executive Committee determined that it would be advisable for the Company to enter into an engagement letter with William Blair & Company to provide financial advisory services to the Company in connection with a possible business combination transaction. Based on the recommendation of the Executive Committee and management, the Board of Directors determined to engage William Blair & Company. As a result, on March 17, 1999, the members of the Board of Directors adopted resolutions which authorized management to enter into an engagement letter on behalf of the Company with William Blair & Company pursuant to which such firm would provide financial advisory services to the Company in connection with a possible business combination.

    On March 17, 1999, the Company and William Blair & Company entered into an engagement letter pursuant to which William Blair & Company was engaged as financial advisor to the Company and pursuant to which the Company indemnified William Blair & Company and its representatives from certain liabilities, including liabilities under securities laws, to the extent such indemnification is available by law. The services to be provided by William Blair & Company included the identification and contact by William Blair & Company of possible parties that might be interested in acquiring the Company, and to determine the nature and extent of any such interest. Subsequent meetings between senior management of the Company and William Blair & Company were held in the latter part of March to identify possible purchasers of the Company.

    As agreed upon by the Company, William Blair & Company contacted potential purchasers by telephone to determine whether such parties would be interested in pursuing discussions with the Company concerning an acquisition of the Company. A total of nine potential purchasers were contacted by William Blair & Company on behalf of the Company during the latter part of March and early April, 1999. The companies to be contacted were selected by senior management, with the assistance of William Blair & Company, due primarily to (i) their level of involvement in the dental benefit business, (ii) their perceived possible interest in an acquisition of the Company, and (iii) their financial capacity to effect an acquisition of the Company. The companies contacted included the potential strategic acquirors which had been in contact with the Company earlier, as discussed above.

    Seven of the nine potential purchasers initially contacted by William Blair & Company expressed an interest in receiving additional information regarding the Company and executed a confidentiality agreement. Upon receipt of the executed confidentiality agreement from a potential purchaser, William Blair & Company delivered to such potential purchaser a confidential offering memorandum containing, among other things, financial data regarding the Company. These seven potential purchasers were invited to make a preliminary, non-binding indication of interest relating to a business combination transaction involving the Company. Representatives of William Blair & Company held preliminary conversations with representatives from each of the seven potential purchasers during the early part of April, 1999. The seven potential purchasers were asked to deliver preliminary indications of their interest in pursuing a business combination transaction with the Company by April 20, 1999.

    On April 13, 1999, one of the seven potential purchasers ("Entity One"), submitted a letter to the Company proposing a purchase of 100% of the Shares at a price of $20.00 per Share. This letter stated that the terms and conditions to the letter were subject to change unless it was signed and returned by the Company on or before April 23, 1999.

    On April 14, 1999, Parent submitted a letter to the Company proposing the acquisition of all of the outstanding shares of Common Stock of the Company pursuant to a merger at a price of $20.00 per Share. The letter stated that the indication of interest expressed in the letter would expire on April 17, 1999 at 5:00 p.m. eastern standard time unless it was signed and returned to Parent by the Company prior to such time.

    Due to the fact that the offer in Parent's letter would expire prior to April 23, the date of the meeting of the Board of Directors scheduled to consider the preliminary indications of interest which were due on April 20, members of management and directors of the Company discussed with representatives of William Blair & Company whether the Company should sign and return Parent's letter or whether it should wait until after April 20 to provide the opportunity to receive and consider other indications of interest. Based on the advice of the representatives of William Blair & Company and its view that the Company would receive at least one additional preliminary indication of interest at or above $20.00 per Share, the Company determined not to accept Parent's letter and to wait and consider all indications of interest which might be received by the due date for preliminary bids of April 20, 1999. On April 16, representatives of William Blair & Company advised Parent of the Company's decision. On April 22, 1999, representatives of Parent advised the representatives of William Blair & Company that, notwithstanding the termination date in its letter, Parent wished to continue to be considered by the Company as a possible purchaser at the time that the Company selected final bidders on April 23, 1999.

    On April 20, 1999, two of the other seven potential purchasers ("Entity Two" and "Entity Three") also submitted indications of interest relating to a business combination transaction involving the Company. Entity Two stated that it would be willing to pay a price of $18.00 to $22.00 per Share. Management of the Company and William Blair & Company did not consider the letter from Entity Three to be a competitive proposal. William Blair & Company prepared and presented an analysis of these four preliminary indications of interest to the Company's Board of Directors at a meeting on April 23, 1999. After discussion of the merits of the four preliminary bids, the Board of Directors determined to invite Parent, Entity One and Entity Two to conduct due diligence and meet with the Company's management and make a bid for an acquisition transaction involving the Company. Such bids would be due to the Company by 5:00 p.m. on May 12, 1999.

    Between April 27, 1999 and May 11, 1999, representatives of the Company met separately with representatives of Parent, Entity One and Entity Two in Chicago, Illinois and presented the Company's business and financial plans. At the same time, representatives of Parent, Entity One and Entity Two separately conducted initial due diligence reviews in Chicago, Illinois and met with the Company's accountants and legal advisors.

    Initial drafts of the merger agreement and related transaction documents were prepared by the Company's counsel and circulated to Parent, Entity One and Entity Two on April 30, 1999. The bidders were asked to submit their proposed changes to such documents along with their final offers.

    Late in the afternoon on May 12, 1999, representatives of the Company and William Blair & Company held conversations with representatives of Entity One and Entity Two relating to their interest and ability in submitting a final bid in a timely manner. Each stated that it remained interested in a transaction with the Company but that it was not in a position to submit a final bid until it had completed additional due diligence. Entity One requested in writing an additional two weeks and further information. Entity Two also requested additional information from the Company before it could proceed further. Both entities subsequently followed up with the Company with telephone calls in which they reconfirmed their interest in continuing the process.

    On May 12, 1999, Parent submitted an offer to purchase all of the Shares for $23.50 per Share together with a mark-up of the proposed Merger Agreement.

    On May 14, 1999, the Board of Directors held a special meeting to consider the status of the bid process. At that meeting, representatives of William Blair & Company described the offer from Parent and communications with Entity One and Entity Two. The Board of Directors considered the bid submitted by Parent and the possibility that the Company might be able to obtain a higher bid from Entity One or Entity Two by extending the process, continuing conversations and providing additional information to such entities. The representatives of William Blair & Company also advised the Board regarding the risk that the Parent might withdraw from the process if the timeline was extended. After discussing this with representatives of William Blair & Company, the Board of Directors determined that it would be willing to forgo additional discussions with Entity One and Entity Two if Parent was willing to increase its offer by a sufficient degree. In the event that the Parent was unwilling to increase its offer sufficiently, the Board directed William Blair & Company and management to continue to explore discussions with Entity One and Entity Two as well as Parent.

    On May 14, 1999, representatives of William Blair & Company held a telephone conversation with representatives of Parent to determine whether Parent had submitted its best and final offer. Subsequent to such conversation, Entity Two contacted the Company's Chairman and indicated that it remained interested in pursuing a possible business combination with the Company. Following such conversations, on May 14, representatives of Parent advised representatives of William Blair & Company that Parent had increased its offer to $25.00 per Share. Representatives of William Blair & Company communicated the increased offer to senior management of the Company, who communicated such information to the members of the Board of Directors. Based upon William Blair & Company's report, the members of the Board of Directors concluded that an extension of time to Entity One and Entity Two might cause Parent to withdraw its final offer. William Blair & Company and management also expressed the view that, while Entity One and Entity Two might ultimately make offers competitive with Parent's offer of $23.50 per Share if the process was delayed, Entity One and Entity Two were unlikely to deliver a binding offer which would be competitive with Parent's final offer of $25.00 per Share. The Board authorized management and its legal advisors to seek to negotiate a merger agreement with Parent, subject to the Board of Directors' approval of the form of merger agreement and related transaction documents. Following these discussions, representatives of William Blair & Company contacted representatives of Parent and advised them that the Company was prepared to accept Parent's revised offer, subject to the negotiation of a merger agreement and related transaction documents.

    Between May 14, 1999 and May 16, 1999, the Company's counsel revised the proposed merger agreement and related transaction documents to reflect certain changes proposed in the mark-up of such agreement delivered by Parent at the time of its initial offer, and to make certain other changes recommended by the Company's counsel and other representatives of the Company.

    On May 17, 1999, Entity One contacted the Company's Chairman again to indicate that it remained interested in pursuing a possible business combination with the Company.

    Between May 17 and May 18, 1999, management and the legal and financial advisors of the Company and the Parent met in Chicago, Illinois to negotiate the merger agreement and discuss transaction structure issues. The merger agreement and related transaction documents were revised to reflect such discussions.

    On May 18, 1999, the Board of Directors of the Company met with its legal and financial advisors to consider the proposed Merger Agreement. At that meeting, William Blair & Company made a financial presentation in respect of the proposed Offer and Merger and delivered a written opinion to the effect that, in its opinion, as of such date, the consideration to be paid to the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. A copy of the opinion of William Blair & Company appears as Annex A hereto. At this meeting, the Board was also apprised of the final terms of the Stockholder Agreements. In addition, the Board was presented with a proposed amendment to the Stockholders Rights Agreement which would render the Stockholders Rights Agreement inapplicable to the Offer and the Merger. The terms of the Merger

Agreement, the Stockholder Agreements and the amendment to the Stockholders Rights Agreement were reviewed with the Board by legal counsel to the Company. Following a number of questions from, and discussions among, the directors, the Board of Directors of the Company (i) approved and adopted the Merger Agreement and determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its stockholders, (ii) recommended that the Company's stockholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger, (iii) approved the Stockholder Agreements and (iv) approved the amendment to the Company's Stockholders Rights Agreement.

    Following the meeting of the Board of Directors, on May 19, 1999, the Merger Agreement and the Stockholder Agreements were executed and delivered by the parties thereto. The amendment to the Stockholders Rights Agreement was also executed and delivered to the Rights Agent for execution. An announcement concerning the Offer and the Merger was made on May 19, 1999 prior to the commencement of trading on the Nasdaq National Market.

REASONS FOR RECOMMENDATION

    In reaching the determinations described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including the following:

        (1) The consideration proposed to be paid by Parent pursuant to the Offer and the Merger relative to the historical financial condition, results of operations, and cash flows of the Company and the business and strategic objectives of the Company.

        (2) The familiarity of the Board of Directors with the business, projected financial condition, results of operations and cash flows and prospects of the Company, as well as the risks involved in achieving those projections and prospects.

        (3) The current economic and market conditions, overall, regionally and in the dental benefits industry.

        (4) The detailed financial and valuation analyses presented to the Board of Directors by William Blair & Company on May 18, 1999, which included, among other things, (a) a chronology of events leading to the Merger Agreement, (b) a summary of William Blair & Company's marketing efforts and process, (c) a summary of the financial terms of the Merger Agreement, (d) a review of the Company's historical and projected financial performance and other data provided to William Blair & Company by the Company, (e) a review of the historical stock prices and trading volumes of the Shares, (f) a comparison of the trading performance of the Shares with that of the S&P 500 Index and comparable companies and indices, (g) an analysis of the value of the Company based on comparable company multiples, (h) an analysis of the value of the Company based on comparable acquisition transactions in the dental benefits industry and the health care benefits industry, (i) an analysis of the value of the Company using a discounted cash flow analysis, and (j) a dilution analysis of the amount a buyer could pay for the Company without diluting its earnings per share.

        (5) The fact that the $25.00 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a significant premium over the closing market price of $18.625 per Share on May 18, 1999 (the day of the Board of Directors meeting referred to above under "Certain Background Information"), and the fact that such price represents an even greater premium when considering the market price of the Shares in the weeks and months prior to such date.

        (6) Discussions with other parties and other proceedings and events relating to the consideration of a possible business combination involving the Company, as described above under "Certain Background Information."

        (7) Management's views, and William Blair & Company's advice to the Board of Directors, regarding the likelihood of a superior transaction.

        (8) The written opinion dated as of May 18, 1999 of William Blair & Company that, as of such date and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

        (9) The relationship of the Offer Price to the historical market price of the Shares and to the Company's book value and net asset value per Share.

       (10) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof, including the terms of the Merger Agreement that permit the Company's Board of Directors, in the exercise of its fiduciary duties and subject to certain conditions, to furnish information to or enter into discussions or negotiations with, any third party that makes a Superior Proposal (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any third party bids), and under certain circumstances to terminate the Merger Agreement. The Company's directors noted that the Merger Agreement provides that, under certain circumstances involving a third party transaction, the Company would be obligated to pay Parent a termination fee of $3.9 million (representing approximately 4% of the total consideration) plus reimburse Parent for up to $1.5 million of expenses. See "Merger Agreement-- Fee and Expenses."

       (11) The likelihood that the proposed acquisition would be consummated, considering, among other things, the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to the Offer and the Merger contained in, the Merger Agreement, and the risks to the Company if the acquisition were not consummated.

       (12) The financial strength of Parent and the absence of any financing condition in the Offer or in the Merger Agreement.

       (13) The decision by the Selling Stockholders to enter into the Stockholder Agreements.

       (14) The recommendation of the Company's management with respect to the proposed acquisition.

       (15) The alternatives available to the Company, including the alternative of continuing its status as an independent company considering, among other things, developments in the dental benefits industry.

       (16) The tax treatment of the Merger to the stockholders of the Company.

       (17) The experience and judgment of the members of the Board of Directors.

       (18) The fact that the Board of Directors has, over the course of numerous meetings, carefully considered and deliberated extensively about all information reasonably available to it and which it believes is relevant to the Offer and the Merger.

       (19) The fact that the Board of Directors has taken an active and direct role relative to the Offer and the Merger.

    The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board of Directors. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weight to the specific factors considered, and individual directors may have given different weights to the different factors.

    As described above, one of the factors considered by the Board was the opinion of William Blair & Company that the consideration to be received by the holders of Shares pursuant to the

Merger Agreement is fair from a financial point of view to such holders. The full text of the written opinion of William Blair & Company, dated as of May 18, 1999, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Annex A to this statement and incorporated by reference herein. The Company's stockholders are urged to read this opinion in its entirety. William Blair's opinion is directed only to the fairness of the consideration to be received by the holders of Shares from a financial point of view to such holders and does not constitute a recommendation as to whether or not any holder of Shares should tender his or her shares pursuant to the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The only other person or entity employed, retained or compensated by the Company to make solicitations or recommendations to security holders on its behalf concerning the Offer is William Blair & Company, L.L.C., the Company's financial advisor. Pursuant to a letter agreement dated as of March 15, 1999, William Blair & Company, provided certain financial advisory and investment banking services to the Company in connection with the exploration of possible business combinations of the Company with another party. In connection with such activities, William Blair & Company identified and contacted various potential purchasers of the Company and assisted the Company during the Merger negotiations with Parent. See subsection "Item 4--Certain Background Information" for a more detailed description of the actions taken by William Blair & Company

    Pursuant to the March 15, 1999 letter agreement between the Company and William Blair & Company, the Company paid William Blair & Company a fee of $50,000 upon the execution of such letter and an additional fee of $300,000 for the delivery of the opinion as to the fairness from a financial point of view of the Offer and Merger. The Company has not yet paid the $300,000 opinion fee. The Company also agreed to pay William Blair & Company an additional fee upon consummation of the Offer or Merger, less any fees previously paid. Pursuant to the engagement letter, if a transaction is consummated at a price below $18.00 per Share, William Blair & Company would be paid 1.1% of the total consideration received by the Company and its stockholders. Between $18.00 and $24.99 per Share, the additional fee is based on a sliding scale correlated to the total consideration received by the Company and its stockholders on a per Share basis. In the event that the per Share consideration is $25.00 or greater, William Blair & Company will be paid 1.33% of the total consideration to be received by the Company and its stockholders. Accordingly, if the Offer or the Merger is consummated at a price of $25.00 per Share, the total fee payable to William Blair & Company would be $1,299,032, less the $50,000 retainer fee previously paid, and less the $300,000 opinion fee, if paid prior to such time.

    The Company has also agreed to reimburse William Blair & Company for certain of its out-of-pocket expenses up to $25,000. In addition, the Company has agreed to indemnify and hold harmless William Blair & Company and its affiliates and their respective directors, officers, employees and controlling persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of or in connection with its rendering of services under such letter.

    William Blair & Company and its affiliates from time to time provide financial advisory services for the Company and have received fees for the rendering of these services.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except that on April 9, 1999, the Company issued 1,500 Shares to an employee upon the exercise of stock options and on April 22, 1999, the Company acquired 5 Shares as treasury stock from an employee.

    (b) To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender to the Offeror, pursuant to the Offer, all Shares which are held of record or beneficially owned by such persons except for certain Shares purchasable upon exercise of options, which options will be canceled pursuant to the Merger Agreement in exchange for the cash payment as described in Item 3 above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in Items 2, 3 and 4 hereof, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or could result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3 and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT.

    On October 20, 1995, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was paid to holders of record of the Common Stock on November 16, 1995, the effective date of the Company's initial public offering registration statement (the "Record Date"). Each Right entitles the holder thereof (except as described below) to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred Stock, $.001 par value (the "Preferred Shares"), of the Company at a price (the "Exercise Price") of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The terms of the Rights are set forth in the Stockholders Rights Agreement dated as of November 1, 1995, as amended (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). The Company has amended the Rights Agreement to render the Rights Agreement inapplicable with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

    The following is a general description of the Rights Agreement, as so amended, and is qualified in its entirety by copies of the Rights Agreement and amendments thereto which are filed as exhibits hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

    The Rights associated with the Common Stock outstanding as of the Record Date currently are evidenced solely by the stock certificates for such Common Stock. The Rights will separate from the Common Stock upon the earlier to occur of (i) 10 Business Days after the first public announcement that any Person (other than an Exempt Person (as hereinafter defined)) has become an Acquiring

Person (as hereinafter defined) and (ii) 10 Business Days (or such other Business Day as may be determined by action of the Board prior to the time that any Person shall become an Acquiring Person (as hereinafter defined) after the commencement by any Person (other than an Exempt Person) of, or the first public announcement of its intention to commence, a tender or exchange offer if, upon the consummation thereof, such Person would be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock (the earlier of the dates specified in clauses (i) and (ii) being hereinafter called the "Distribution Date"). Notwithstanding the foregoing or any provision to the contrary in the Rights Agreement, a Distribution Date shall not occur by reason of the execution of the Merger Agreement, the announcement of the Offer, the consummation of the Offer, the consummation of the Merger, or any other transaction contemplated by the Merger Agreement. After the Distribution Date, the Rights will be evidenced solely by separate certificates and will trade independently from the Common Stock.

    An "Acquiring Person" is any Person who or which, together with its Affiliates and Associates, has acquired 15% or more of the shares of Common Stock then outstanding, but does not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or other compensation program or arrangement of the Company or of any such Subsidiary or (iv) any Person holding shares of Common Stock for or pursuant to the terms of any such plan, program or arrangement (the Persons specified in clauses (i) through (iv) being herein collectively called "Exempt Persons"). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," has become so inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be an "Acquiring Person." Notwithstanding anything in the Rights Agreement to the contrary, neither Parent, nor any of its Affiliates or Associates, including but not limited to, Offeror, is or shall be deemed to be an Acquiring Person as a result of (i) the execution and delivery of the Merger Agreement, or (ii) any action taken by Parent, Offeror or any of their Affiliates, Associates or shareholders in accordance with the provisions of the Merger Agreement, including, without limitation, the initiation or consummation of the Offer or the consummation of the Merger in accordance with the provisions of the Merger Agreement. Notwithstanding the foregoing, upon termination of the Merger Agreement in accordance with its terms, the preceding sentence shall become null and void and of no further force or effect.

    A "Share Acquisition Date" is the first date on which there is a public announcement, such as a press release or a filing with the Securities and Exchange Commission, by the Company or an Acquiring Person that an Acquiring Person has become such. The Second Amendment to the Rights Agreement provides that a Share Acquisition Date shall not occur by reason of the execution of the Merger Agreement, the announcement of the Offer, the consummation of the Offer, the consummation of the Merger, or any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, upon termination of the Merger Agreement in accordance with its terms, the preceding sentence shall become null and void and of no further force or effect.

    The Rights Agreement provides that, until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights may be transferred only with the associated shares of Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), stock certificates for Common Stock issued after the Record Date, either upon transfer of outstanding shares or original issuance of additional shares of Common Stock, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any stock certificate for shares of Common Stock, with or without such legend and whether or not a copy of this Summary of Rights is attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such stock certificate.

    As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock as of the Close of Business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights. Each share of Common Stock issued by the Company after the Record Date and prior to the earlier redemption or expiration of the Rights, including any shares of Common Stock issued by reason of the exercise of any option, warrant, right (other than the Rights) or conversion or exchange privilege (however evidenced) issued by the Company prior to the Distribution Date, will be accompanied by a Right (unless the Board expressly provides to the contrary at the time of issuance of any such option, warrant, right or privilege), and Rights Certificates evidencing such Rights will be issued at the same time as the stock certificates for the associated shares of Common Stock.

    The Rights are not exercisable until the Distribution Date. Moreover, the time when the Rights may be exercised is restricted as described in the next paragraph. The Rights will expire on the tenth anniversary of the Record Date (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    In the event that any Person becomes an Acquiring Person (a "Section 11(a)(ii) Event" as defined in the Rights Agreement), proper provision will be made so that the registered holder of each Right (other than Rights Beneficially Owned as described in the next sentence) will thereafter have the right to receive, upon exercise thereof, the number of shares of Common Stock which, at the time of the occurrence of such event, will have a market value equal to two times the then current Exercise Price. After the occurrence of the event described in the preceding sentence, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by a Restricted Person or specified transferees therefrom will be or become void. Under no circumstances may a Right be exercised after the occurrence of either such event unless the Company's right to redeem the Rights (as described below) has expired. The Second Amendment to the Rights Agreement provides that a
Section 11(a)(ii) Event shall not occur by reason of the execution of the Merger Agreement, the announcement of the Offer, the consummation of the Offer, the consummation of the Merger, or any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, upon termination of the Merger Agreement in accordance with its terms, the preceding sentence shall become null and void and of no further force or effect.

    If, on or after the date on which any Person has become an Acquiring Person, any of the following transactions (each a "Section 13 Event" as defined in the Rights Agreement) occur: (i) the Company merges into or consolidates with an Interested Stockholder (as hereinafter defined) or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions); (ii) an Interested Stockholder or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions) merges into the Company and either (A) all or part of the outstanding shares of Common Stock of the Company are converted into capital stock or other securities of any other Person (or the Company), cash and/or other property or (B) such shares remain outstanding, unconverted and unchanged; or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder (as hereinafter defined) or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions); proper provision will be made so that the registered holder of each Right (other than Rights which have become void) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise thereof, the number of common shares of the acquiror (or of another Person affiliated therewith) which, at the time of consummation of such transaction, will have a market value equal to two times the then current Exercise Price. An "Interested Stockholder" is any Restricted Person or any Affiliate or Associate of any other Person in which such Restricted Person has an interest, or any Person acting, directly or indirectly, on behalf of or in concert with any such Restricted Person. The

Second Amendment to the Rights Agreement provides that a Section 13 Event shall not occur by reason of the execution of the Merger Agreement, the announcement of the Offer, the consummation of the Offer, the consummation of the Merger, or any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, upon termination of the Merger Agreement in accordance with its terms, the preceding sentence shall become null and void and of no further force or effect.

    The Second Amendment to the Rights Agreement provides that a Triggering Event (which is defined in the Rights Agreement to be any Section 11(a)(ii) Event or any Section 13 Event) shall not occur by reason of the execution of the Merger Agreement, the announcement of the Offer, the consummation of the Offer, the consummation of the Merger, or any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, upon termination of the Merger Agreement in accordance with its terms, the preceding sentence shall become null and void and of no further force or effect.

    The Exercise Price payable, the number and kind of shares of capital stock issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain options, warrants or rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into or exchangeable for Preferred Shares with a conversion or exchange price, less than the then Fair Market Value of the Preferred Shares or (iii) upon the distribution to the holders of the Preferred Shares of cash, securities, evidences of indebtedness or other property (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or options, warrants or rights (other than those referred to in clause (ii) above).

    The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a dividend on the Common Stock payable in shares of Common Stock or a subdivision, combination or reclassification of the Common Stock occurring, in any such case, prior to the Distribution Date.

    With certain specified exceptions, no adjustment in the Exercise Price will be made until the cumulative adjustments required equal at least 1% of the Exercise Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are multiples of one one-hundredth of a Preferred Share), but in lieu thereof the Company would be required to make a cash payment based on the Fair Market Value of the Preferred Shares on the trading day immediately preceding the date of exercise.

    The Preferred Shares receivable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the holder thereof to receive a preferential quarterly dividend equal to 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event"). Each Preferred Share will entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of liquidation of the Company, the holder of each Preferred Share will be entitled to receive a preferential liquidation payment equal to 100 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share will be similarly exchanged or converted into 100 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

    Because of the nature of the dividend, voting, liquidation and other rights accorded to each Preferred Share, the value of the one one-hundredth of a Preferred Share receivable upon the exercise of each Right should approximate the value of one share of Common Stock.

    At any time prior to the earliest of (i) 10 Business Days after the first public announcement that any Person (other than an Exempt Person) has become an Acquiring Person, (ii) the occurrence of any transaction which permits the exercise of the Flip-Over Right and (iii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right, adjusted to give effect to any Dilution Event (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. After the redemption period has expired, the Company's right of redemption may be reinstated, under the circumstances specified in the Rights Agreement, if either (i) the Person who became an Acquiring Person shall reduce, in one or a series of related transactions not involving the Company or any Subsidiary or the occurrence of any transaction which permits the exercise of the Flip-Over Right, its Beneficial Ownership of the outstanding shares of Common Stock to less than 10% of such outstanding shares or (ii) in connection with any transaction which permits the exercise of the Flip-Over Right, which does not involve an Interested Stockholder and in which all holders of the Common Stock are treated the same. Immediately after action by the Board directing the redemption of the Rights, the option to exercise the Rights will terminate, and thereafter each registered holder of the Rights will only be entitled to receive the Redemption Price therefor.

    At any time after any Person has become an Acquiring Person and prior to the time that any Person (other than an Exempt Person), together with its Affiliates and Associates, has become the Beneficial Owner of 50% or more of the outstanding shares of Common Stock, the Board may direct that all or any part of the outstanding Rights (other than Rights which have become void) be exchanged for shares of Common Stock at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share or of another share of capital stock of the Company having equivalent rights, preferences and privileges) per Right, adjusted to give effect to any Dilution Event.

    Prior to the Distribution Date, the terms of the Rights and the Rights Agreement may be supplemented or amended by the Board in any manner. From and after the Distribution Date, the Rights may be supplemented or amended by the Board, without the approval of the holders of the Rights, in certain respects which do not adversely affect, as determined by the Board, the interests of such holders; provided, however, that the Rights Agreement cannot be amended to lengthen (i) any time period unless such lengthening is for the benefit of the holders of the Rights or (ii) any time period relating to when the Rights may be redeemed if at such time the Rights are not then redeemable.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.                                               DESCRIPTION
-------------  ---------------------------------------------------------------------------------------------------
     1.        Agreement and Plan of Merger, dated as of May 19, among the Company, The Guardian Life Insurance
               Company of America, a New York corporation ("Parent"), and Floss Acquisition Corp., a Delaware
               corporation ("Offeror") and wholly-owned subsidiary of Parent.

     2.        Agreement relating to Confidentiality, dated March 24, 1999, between Parent and the Company.

     3.        Stockholder Agreement dated May 19, 1999 between Christopher C. Multhauf and Parent.

     4.        Stockholder Agreement dated May 19, 1999 between David W. Mulligan and Parent.

     5.        Press Release of the Company and Parent issued on May 19, 1999.

     6.        Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and Christopher C.
               Multhauf.

     7.        Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and David W.
               Mulligan.

     8.        Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and Scott B. Sanders.

     9.        Amended and Restated Employment Agreement, dated February 12, 1999, between the Company and
               Christopher C. Multhauf.

     10.       Amended and Restated Employment Agreement, dated February 12, 1999, between the Company and David
               W. Mulligan.

     11.       Amendment, dated May 14, 1999, to the Amended and Restated Employment Agreement, dated February 12,
               1999, between the Company and Christopher C. Multhauf.

     12.       Amendment, dated May 14, 1999, to the Amended and Restated Employment Agreement, dated February 12,
               1999, between the Company and David W. Mulligan.

     13.       Non-binding letter agreement dated May 18, 1999 between Christopher C. Multhauf and Parent.

     14.       Non-binding letter agreement dated May 18, 1999 between David W. Mulligan and Parent.

     15.       Company's Severance Policy.

     16.       Stockholders Rights Agreement dated November 1, 1995 between the Company and First Chicago Trust
               Company of New York.

     17.       First Amendment to Stockholders Rights Agreement dated December 15, 1998.

     18.       Second Amendment to Stockholders Rights Agreement, dated May 19, 1999.

     19.       Letter to Stockholders of the Company, dated May 25, 1999.

     20.       Opinion of William Blair & Company, L.L.C., dated May 18, 1999*

------------------------

* Included as Annex A in copy mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                FIRST COMMONWEALTH, INC.

                                By:         /s/ CHRISTOPHER C. MULTHAUF
                                     -----------------------------------------
                                              Christopher C. Multhauf
                                        Chairman and Chief Executive Officer

Dated: May 25, 1999

                                                                         ANNEX A

                       OPINION OF WILLIAM BLAIR & COMPANY
                           LIMITED LIABILITY COMPANY
                                  May 18, 1999

Board of Directors
First Commonwealth, Inc
444 North Wells Street, Suite 600
Chicago, Illinois 60610

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the Shareholders (other than The Guardian Life Insurance Company of America or any of its affiliates) of First Commonwealth, Inc ("the Company") of the consideration to be received pursuant to the terms of the Agreement and Plan of Merger to be dated as of May 19, 1999 (the "Merger Agreement") by and among The Guardian Life Insurance Company of America ("Guardian"), Floss Acquisition Corp., a wholly-owned subsidiary of Guardian ("Purchaser"), and the Company. Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, Purchaser will make a tender offer (the "Tender Offer") at $25.00 per share for all of the outstanding shares of the Company (the "Consideration"). Following consummation of the Tender Offer, Purchaser will be merged with and into the Company in a merger ("Merger") in which all of the outstanding shares of the Company (other than shares owned by Guardian, Purchaser or the Company or their subsidiaries) will be converted into the right to receive the Consideration (the transactions pursuant to the Merger Agreement are collectively, the "Transaction").

    We are familiar with the Company having provided certain investment banking services for the Company from time to time, including acting as the Company's lead managing underwriter in the Company's November 1995 initial public offering of common stock. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined, (a) the Merger Agreement;
(b) audited financial statements of the Company for the four fiscal years ended December 31, 1998; (c) the unaudited quarterly financial statements of the Company for the period ended March 31, 1999; (d) certain internal financial information and forecasts for the Company, prepared by management of the Company and (e) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, and have considered other matters which we have deemed relevant to our inquiry.

    Although we have no reason to believe that any of the financial or other information on which we have relied is not accurate or complete, we have assumed the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent appraisal of the assets of the Company. With respect to financial forecasts, we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We express no opinion with respect to the financial forecasts or the estimates and judgments on which they are based. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us and that can be evaluated as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company. In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

    In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including (a) historical revenues, operating earnings, operating cash flows, net income and capitalization, as to the Company and certain publicly held companies in businesses we believe to be comparable to the Company; (b) the current financial position and results of operations of the Company; (c) the historical market prices and trading volume of the Common Stock of the Company; (d) financial information concerning selected actual and proposed business combinations which we believe to be relevant; and (e) the general condition of the securities markets.

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is not a recommendation to the Company's shareholders with respect to the Transaction.

    William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. For our services, including the rendering of this opinion, the Company will pay us a fee, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

    Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of date hereof, the Consideration to be paid to the Shareholders of the Company in the Transaction is fair, from a financial point of view, to such Shareholders.

                                          Very truly yours,

                                          /s/ Scott Patterson
                                          --------------------------------------
                                          WILLIAM BLAIR & COMPANY, L.L.C.

                                                                         ANNEX B

                            FIRST COMMONWEALTH, INC.
                           444 NORTH WELLS, SUITE 600
                            CHICAGO, ILLINOIS 60610

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 25, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of First Commonwealth, Inc. (the "Company") with respect to the tender offer by Floss Acquisition Corp. (the "Offeror"), a wholly-owned subsidiary of The Guardian Life Insurance Company of America ("Parent") to the holders of record of the Company's Common Stock, par value $.001 per share, including the associated preferred stock purchase rights (collectively, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board"). This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Merger Agreement provides that promptly upon the Offeror having acquired a majority of the Shares on a fully diluted basis, the Offeror will be entitled to designate such number of directors on the Board of Directors of the Company as will give the Offeror, subject to compliance with
Section 14(f) of the Exchange Act of 1934, a percentage of all directors rounded up to the nearest whole number equal to the percentage of the outstanding Shares then owned by the Offeror, and the Company will, at such time, cause the Offeror's designees to be so elected by its existing Board of Directors. However, in the event that the Offeror's designees are so elected to the Board of Directors of the Company, until the Effective Time such Board of Directors must have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). In such event, if the number of Independent Directors is reduced below three for any reason, the remaining Independent Directors or Director will designate a person or persons to fill such vacancy or vacancies, each of whom will be deemed to be an Independent Director or, if there are no Independent Directors, the other directors will designate three persons to fill such vacancies with persons who are not officers or affiliates of the Company or any of its Subsidiaries, or officers or affiliates of the Offeror or any of its Subsidiaries, as Independent Directors. In connection with the foregoing, the Company will promptly, increase the size of the Company's Board of Directors, or remove or cause the resignation of sufficient directors to enable the Offeror's designees to be elected or appointed to, and to constitute a majority of the directors on, the Company's Board of Directors as provided above.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The initial expiration date of the Offer is June 23, 1999. The obligation of the Offeror to commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions. The Offeror may, without the consent of the Company, extend the Offer (i) if at the then scheduled expiration date of the Offer any of the conditions to the Offeror's obligation to accept for payment and pay for shares of Common Stock have not been satisfied or waived, until the fifth business day after the date the Offeror reasonably believes to be the earliest date on which such conditions will be satisfied; (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer; or (iii) for an aggregate period of not more than ten business days (for all such extensions) notwithstanding the satisfaction of all conditions to the Offer. Parent and the Offeror have agreed that if at any scheduled expiration date of the Offer, the Minimum Condition, the Insurance Regulatory Condition or the HSR Condition (as such terms are defined in the enclosed Offer to Purchase) shall not have been satisfied, but at such scheduled expiration date each of the other conditions set forth in the Offer to Purchase shall then be satisfied, at the request of the Company, Offeror shall extend the Offer from time to time, subject to the right of Parent, Offeror or the Company to terminate the Merger Agreement pursuant to the terms thereof.

    The information contained in this Information Statement concerning the Offeror and Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

    At the close of business on May 24, 1999, there were 3,730,135 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

                               OFFEROR DESIGNEES

    Set forth below are the name, age, current business address, citizenship, present principal occupation or employment and employment history (covering a period of not less than five years) of each director designee (the "Offeror Designees") of the Offeror for the Company's Board or Directors. Unless otherwise indicated, each such person's business address is 201 Park Avenue South, New York, New York 10003. All persons listed below are citizens of the United States of America.

                                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
               NAME                      AGE                MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
-----------------------------------      ---      ----------------------------------------------------------------------
Joseph Anthony Caruso..............          46   Vice President and Corporate Secretary of Parent since 1996; Second
                                                  Vice President and Corporate Secretary of Parent from 1995 to 1996;
                                                  Corporate Secretary of Parent from 1992 to 1995; Vice President and
                                                  Secretary of the Offeror.

Richard Allan Goren................          43   National Dental Director and Second Vice President, Group Dental of
                                                  Parent since 1996; Director of Parent since 1997; Dental Director of
                                                  Parent from 1996 to 1999; Regional Dental Director of Parent from 1994 to 1996.

Frank Joseph Jones.................          60   Executive Vice President and Chief Investment Officer of Parent since
                                                  1991.

Gary Bert Lenderink................          48   President of the Offeror; Senior Vice President, Group Insurance of
                                                  Parent since 1998; Vice President, Group Insurance of Parent from June
                                                  1997 to December 1997; Vice President, Group Pensions of Parent from
                                                  1995 to June 1997; Vice President, Group Marketing of Parent from 1992 to 1995.

Herschel Reich.....................          35   Vice President, Dental Plans of the Offeror; Vice President, Group
                                                  Health Care of Parent since 1997; Vice President, Group Dental of
                                                  Parent from 1996 to 1997; Second Vice President, Group Dental of
                                                  Parent from 1994 to 1996.

Debra R. Smith.....................          45   Vice President, Investment and Real Estate Counsel of Parent since
                                                  1996; Second Vice President, Real Estate from 1992 to 1996.

    It is expected that the Offeror Designees may assume office at any time following the purchase by the Offeror of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 23, 1999, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Offeror Designees will constitute at least a majority of the available positions on the Board. It is currently not known if or which of the current directors of the Company will resign. The Offeror has informed the Company that each of the persons listed above has consented to act as a director of the Company, if so designated.

    None of the executive officers and directors of Parent or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Offeror, none of Parent's or the Offeror's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                               CURRENT DIRECTORS

    The Board of Directors is presently composed of five directors, divided into three classes. The current directors are identified below.

               CLASS I DIRECTOR--TERM SCHEDULED TO EXPIRE IN 1999

    WILLIAM J. MCBRIDE, age 54, has been the Chairman of Novaeon, Inc., a health care consulting firm since 1997. Between August 1986 and December 1995, Mr. McBride was President of Value Health, Inc., a company which provides managed health care services primarily in pharmacy and mental health. He is also Chairman of the Audit Committee and a member of the Stock Option Compensation Committee of the Board of Directors of the Company.

             CLASS II DIRECTORS--TERMS SCHEDULED TO EXPIRE IN 2000

    DAVID W. MULLIGAN, age 41, is President, Chief Operating Officer and Secretary of the Company. Mr. Mulligan is one of the founders of the Company and has been a Director, Chief Operating Officer and Secretary of the Company since 1986. He has been the Company's President since 1995. Between 1986 and 1995, he was the Executive Vice President of the Company. Mr. Mulligan is a member of the Executive Committee of the Board of Directors of the Company. Mr. Mulligan is also past President of the Virginia HMO Association and the former Chairman of the National Association of Dental Plans. He holds a Master of Business Administration degree from Samuel Johnson Graduate School of Business, Cornell University. Pursuant to an employment agreement between the Company and David W. Mulligan, the Company is required to take all reasonable efforts to cause Mr. Mulligan to continue to be elected to the Board of Directors of the Company. See "Executive Compensation and Other Information--Employment Agreements."

    JACKSON W. SMART, JR., age 68, has been a Director of the Company since 1988. He is Chairman of the Executive Committee and the Compensation Committee of the Board of Directors of the Company, and is a member of the Audit Committee of the Board of Directors of the Company. Between March 1991 and August 1997, Mr. Smart was the Chairman and Chief Executive Officer of MSP Communications, Inc., a radio broadcasting company. Mr. Smart is a Director of Federal Express Corporation and Evanston Northwestern Healthcare Corporation, and a Trustee of the Goldman Sachs Trust, Goldman Sachs Equity Portfolios Inc., and Goldman Sachs Money Market Trust.

                  CLASS III DIRECTORS--TERM TO EXPIRE IN 2001

    CHRISTOPHER C. MULTHAUF, age 44, is one of the Company's founders and has been the Company's Chairman of the Board of Directors and Chief Executive Officer since 1986. He was also the President between 1986 and 1995. He is a member of the Executive Committee of the Board of Directors of the Company. Mr. Multhauf is a former member of the board of directors of the National Association of Dental Plans. He holds a Master of Business Administration degree from Samuel Johnson Graduate School of Business, Cornell University. Pursuant to an employment agreement between the Company and Christopher C. Multhauf, the Company has agreed to employ Mr. Multhauf as its Chairman of the Board of Directors and Chief Executive Officer. See "Executive Compensation and Other Information--Employment Agreements."

    RICHARD M. BURDGE, SR., age 72, is one of the founders of the Company and has been a Director of the Company since 1987. He is a member of the Compensation Committee, and is the Chairman of the Stock Option Compensation Committee of the Board of Directors of the Company. Mr. Burdge has been self-employed as a financial consultant for more than six years. Mr. Burdge was formerly the Executive Vice President of CIGNA Corporation. Mr. Burdge is a director of Pacificare Health Systems, a provider of managed health care and insurance products.

MEETINGS AND COMMITTEES

    The Board of Directors of the Company held five meetings during 1998. Each director attended at least 75% of the meetings in 1998.

    The Board of Directors does not presently have a formal nominating committee.

    The Audit Committee of the Board of Directors recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results and considers the adequacy of the internal accounting procedures. The Audit Committee consists of Messrs. William J. McBride (Chairman) and Jackson W. Smart, Jr. The Audit Committee held one meeting in 1998, which was attended by both members of the committee.

    The Compensation Committee, which consists of Messrs. Jackson W. Smart, Jr. (Chairman) and Richard M. Burdge, Sr., reviews and recommends the compensation arrangements for all officers, approves such arrangements for other senior level employees, and currently administers and takes such other action as may be required in connection with certain compensation plans of the Company and its subsidiaries, other than plans which are administered by the Stock Option Compensation Committee. The Compensation Committee held one meeting in 1998, which was attended by both members of the committee.

    The Stock Option Compensation Committee of the Board of Directors consists of Richard M. Burdge, Sr. (Chairman) and William J. McBride, each of whom are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and "Non-Employee Directors" within the meaning of
Section 16(b) of the Securities Exchange Act of 1934, as amended. The Stock Option Compensation Committee administers and takes such other action as may be required in connection with certain stock option and long-term incentive plans of the Company. The Stock Option Compensation Committee held one meeting in 1998, which was attended by both members of the committee.

    The Executive Committee of the Board of Directors consists of Jackson W. Smart, Jr. (Chairman), Christopher C. Multhauf and David W. Mulligan. The Executive Committee may exercise during intervals between the meetings of the Board of Directors all the powers vested in the Board of Directors, except as expressly limited by the Delaware General Corporation Law or otherwise delegated to the other committees described above. The Executive Committee held two meetings in 1998, both of which were attended by all members of the committee.

COMPENSATION OF DIRECTORS

    Non-employee directors receive an annual fee of $12,000 for service as directors of the Company. In addition, non-employee directors who serve as chairmen of the Executive, Audit and Compensation Committees, respectively, receive an additional annual fee of $6,000 for service in such capacity. The non-employee director who serves as chairman of the Option Committee receives an additional annual fee of $2,000, the non-employee directors also receive $2,000 per Board and Executive Committee meeting attended, and the non-employee directors receive $1,000 per other committee meetings. Directors who are officers or employees of the Company or its subsidiaries receive no compensation for serving as directors. All directors receive reimbursement for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.

    Under the Company's 1995 Long-Term Incentive Plan, on the date of each annual meeting of stockholders of the Company, each person who is a non-employee director immediately after such annual meeting of stockholders will be granted a nonqualified option to purchase 1,000 shares of Common Stock and, on the date on which a person is first elected or begins to serve as a non-employee director, each such new employee director will be granted a nonqualified option to purchase 10,000 shares of Common Stock. The per share exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant of such option. See "Executive Compensation and Other Information--1995 Long-Term Incentive Plan."

                               EXECUTIVE OFFICERS

    The following sets forth certain information with respect to executive officers of the Company who are not identified above under "Current Directors."

    GREGORY D. STOBBE, age 44, is Senior Vice President, Operations, of the Company. He joined the Company in 1989 and is responsible for the Company's key provider relations, member services and operations and processing departments. Mr. Stobbe was appointed Senior Vice President, Operations in 1993. Mr. Stobbe is a graduate of the DePaul University College of Law.

    MARK R. LUNDBERG, age 46, is Vice President, Sales, of the Company. Mr. Lundberg joined the Company in July 1994. Prior to joining the Company, Mr. Lundberg was National Accounts Director for HealthCare COMPARE between 1992 and July 1994. Prior to that time, he was Director of Business Development of MEDSTAT Systems between 1990 and 1992. Mr. Lundberg holds a Masters in Health Services Administration degree from the University of Michigan.

    SCOTT B. SANDERS, age 38, is Chief Financial Officer and Treasurer of the Company. He is also Assistant Secretary of the Company. Mr. Sanders joined the Company in May 1995. Mr. Sanders previously served as the Chief Financial Officer for Dental Care Plus Management Corp., a managed dental care company, between 1992 and 1995. Prior to that, Mr. Sanders was a Senior Associate at ICF/The Smock Quinn Group, a consulting firm, between 1990 and 1992 and a Senior Associate at Technology Solutions Company, a computer consulting firm, during 1992. Mr. Sanders holds a Master of Management degree from the J.L. Kellogg School of Management at Northwestern University.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION. The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other named executive officers during the years ended December 31, 1998, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG-TERM
                                                                                              COMPENSATION
                                                                                                 AWARDS
                                                          ANNUAL COMPENSATION                 -------------
                                            ------------------------------------------------   SECURITIES
                                                                               OTHER ANNUAL    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR       SALARY      BONUS     COMPENSATION      OPTIONS      COMPENSATION(1)
------------------------------------------  ---------  ----------  ----------  -------------  -------------  -----------------
Christopher C. Multhauf...................       1998  $  139,728  $  100,000    $   4,800             --        $   2,795
  Chairman and Chief                             1997     135,000          --        4,800             --            8,563
  Executive Officer                              1996     135,000      35,000        4,800             --            1,188
David W. Mulligan.........................       1998  $  134,544  $  100,000    $   4,800             --        $   2,553
  President, Secretary and                       1997     130,000          --        4,800             --            3,300
  Chief Operating Officer                        1996     130,000      35,000        4,800             --            3,813
Gregory D. Stobbe.........................       1998  $   95,600  $   32,000    $   3,600          3,000        $   1,813
  Senior Vice President,                         1997      90,000          --        3,600          2,500            2,240
  Operations                                     1996      90,000      22,000        3,600             --            2,374
Mark R. Lundberg..........................       1998  $  111,700  $   23,000    $   3,600          3,000        $   2,126
  Vice President, Sales                          1997     107,112          --        3,600          2,500            2,417
                                                 1996     107,112      13,986        3,600             --            2,392
Scott B. Sanders(2).......................       1998  $  102,827  $   30,000    $     720          3,000        $   1,949
  Chief Financial Officer                        1997      98,000          --           --         12,500(2)         2,300
  and Treasurer                                  1996      95,615      17,000           --         12,500(2)         2,209

------------------------

(1) Represents the Company contribution with respect to the named executive officer under the Company's 401(k) salary deferral plan. See "Executive Compensation and Other Information-- Retirement Plan" below. Does not include the value of any perquisites and other personal benefits, securities or property, since the aggregate amount of such compensation is the less than the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officers above.

(2) Options with respect to 12,500 shares granted in 1996 were canceled in exchange for options with respect to 12,500 shares in 1997.

    GENERAL INFORMATION REGARDING OPTIONS. The following tables show information regarding stock options held by the executive officers named in the Summary Compensation Table.

                             OPTION GRANTS IN 1998

                                                                                                            POTENTIAL REALIZABLE
                                                                                                            ---------------------
                                                                                                              VALUE AT ASSUMED
                                                                                                                   ANNUAL
                                                      NUMBER OF                                              RATE OF STOCK PRICE
                                                     SECURITIES      % OF TOTAL                               APPRECIATION FOR
                                                     UNDERLYING        OPTIONS                                 OPTION TERMS(2)
                                                       OPTIONS       GRANTED TO      EXERCISE   EXPIRATION  ---------------------
NAME                                                   GRANTED        EMPLOYEES       PRICE        DATE        5%         10%
--------------------------------------------------  -------------  ---------------  ----------  ----------  ---------  ----------
Gregory D. Stobbe (1).............................        3,000               5%    $   11.250     1/12/08  $  21,225  $   53,789
Mark Lundberg (1).................................        3,000               5%    $   11.250     1/12/08  $  21,225  $   53,789
Scott B. Sanders (1)..............................        3,000               5%    $   11.250     1/12/08  $  21,225  $   53,789
                                                                             --
                                                          -----                                             ---------  ----------
Total.............................................        9,000              15%                            $  63,675  $  161,367
                                                                             --
                                                                             --
                                                          -----                                             ---------  ----------
                                                          -----                                             ---------  ----------

------------------------

(1) The exercise price of the options is equal to the fair market value of a share of Common Stock on the date of grant. The stock options vest 50% on the date of grant and with respect to 25% of the options first and second anniversaries of the date of grant, and are exercisable until the tenth anniversary of the date of grant. See "Executive Compensation and Other Information--1995 Long-Term Incentive Plan" below.

(2) According to the requirements of the Securities and Exchange Commission, represents the hypothetical realizable value of each grant of stock options, assuming that the market price of the shares underlying the options appreciates in value from the award date to the end of the option term at the indicated annualized rates.

                      AGGREGATED OPTION EXERCISES IN 1998
                        AND YEAR END 1998 OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED
                                                                  OPTIONS AS OF           VALUE OF OPTIONS AS OF
                                     SHARES        1998         DECEMBER 31, 1998          DECEMBER 31, 1998(1)
                                    ACQUIRED      VALUE     --------------------------  --------------------------
NAME                               ON EXERCISE   REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
---------------------------------  -----------  ----------  -----------  -------------  -----------  -------------
Christopher C. Multhauf
  ISO-1987 Plan (2)..............      35,000   $  408,231          --             --           --             --
David W. Mulligan
  ISO-1987 Plan (2)..............          --           --      35,000(4)           --   $ 413,700(4)           --
Gregory D. Stobbe
  NSO-1987 Plan (2)..............          --           --      24,500             --    $ 293,675             --
NSO-1995 Plan (3)................          --           --       5,875          4,625    $   3,938    $     5,812
Mark R. Lundberg
  NSO-1987 Plan (2)..............         500   $    6,088       8,500             --    $  65,325    $    25,125
NSO-1995 Plan (3)................          --           --       2,125          3,375    $   3,938    $     5,812
Scott B. Sanders
  NSO-1995 Plan (3)..............          --           --      19,000         11,500    $  12,375    $    12,375

------------------------

(1) Represents the aggregate dollar value of in-the-money, unexercised options held at the end of the year, based on the difference between the exercise price and $13.25, the closing price for the Common Stock as of December 31, 1998, as reported for Nasdaq National Market issues in THE WALL STREET JOURNAL.

(2) The exercise price of the above incentive stock options ("ISOs") granted under the 1987 Plan is equal to 110% of the fair market value of the Common Stock on the date of grant, and the exercise period is five years from the date of grant. The exercise price of the above non-qualified options ("NSOs") granted under the 1987 Plan is equal to the fair market value of such shares of Common Stock on the date of grant. The above NSOs become exercisable in cumulative increments of one-fourth of the number of shares granted annually commencing on the date of grant and are exercisable until the tenth anniversary of the date of grant. All stock options granted under the 1987 Plan will become immediately exercisable upon certain changes of control of the Company. See discussion under "1987 Statutory-Nonstatutory Stock Option Plan" below for a description of the 1987 Plan.

(3) The exercise price of the NSOs granted under the 1995 Plan is equal to the fair market value of a share of Common Stock on the date of grant. Typically, such stock options vest with respect to 25% of the options on the first, second, third and fourth anniversaries of the date of grant or the assigned anniversary dates, and are exercisable until the tenth anniversary of the date of grant, however, see "Option Grants in 1998". All stock options granted under the 1995 Plan will become immediately exercisable upon certain changes of control of the Company. See discussion under "1995 Long-Term Incentive Plan" below for a description of the 1995 Plan.

(4) Exercised on January 5, 1999.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with each of Christopher
C. Multhauf, Chairman of the Board of Directors and Chief Executive Officer, David W. Mulligan, President, Secretary and Chief Operating Officer, Gregory D. Stobbe, Vice President, Operations, Mark R. Lundberg, Vice President, Sales, and Scott B. Sanders, Chief Financial Officer and Treasurer, as described below.

    EMPLOYMENT AGREEMENT WITH CHRISTOPHER C. MULTHAUF. This agreement, as amended, provides that Mr. Multhauf will be employed as the Company's Chairman of the Board and Chief Executive Officer at an annual salary of $160,000, which will be reviewed annually, plus a performance bonus under the Company's Management Bonus Plan and a car allowance. The employment agreement provides for continuation of base salary, bonus and benefits for two years (i) following termination of employment without cause, (ii) in the event of a breach by the Company, (iii) death, (iv) long-term disability or (v) upon termination of employment for any reason at the end of the six-month period following a change in control of the Company, or earlier with good cause such as diminution of responsibility or reduction of benefits. The Company may terminate the employment of Mr. Multhauf for cause at any time. The employment agreement also includes certain non-competition and confidentiality provisions.

    EMPLOYMENT AGREEMENT WITH DAVID W. MULLIGAN. This agreement, as amended, provides that Mr. Mulligan will be employed as the Company's President and Chief Operating Officer at an annual salary of $155,000, which will be reviewed annually, plus a performance bonus under the Company's Management Bonus Plan and a car allowance. The employment agreement provides for continuation of base salary, bonus and benefits for two years (i) following termination of employment without cause, (ii) in the event of a breach by the Company, (iii) death, (iv) long-term disability or (v) upon termination of employment for any reason at the end of the six-month period following a change in control of the Company, or earlier with good cause such as diminution of responsibility or reduction of benefits. The Company may terminate the employment of Mr. Mulligan for cause at any time. The employment agreement also includes certain non-competition and confidentiality provisions.

    EMPLOYMENT AGREEMENT WITH GREGORY D. STOBBE. This agreement, as amended, may be terminated upon the death or total disability of Mr. Stobbe, for good cause by the Company, without cause by the Company resulting in continuation of base salary and without cause by Mr. Stobbe upon 60 days' notice. During the term of this agreement, as amended, Mr. Stobbe is entitled to an annual gross base salary of $115,000, subject to annual reviews, and is eligible for an annual bonus based on the achievement of objectives as approved by the Board of Directors.

    EMPLOYMENT AGREEMENT WITH MARK R. LUNDBERG. This agreement, as amended, may be terminated upon the death or total disability of Mr. Lundberg, for good cause by the Company, without cause by the Company resulting in continuation of base salary and without cause by Mr. Lundberg upon 180 days' notice. During the term of the agreement, Mr. Lundberg is entitled to an annual gross base salary of $118,500, subject to annual reviews, and is eligible for an annual bonus based on the achievement of objectives as approved by the Board of Directors.

    EMPLOYMENT AGREEMENT WITH SCOTT B. SANDERS. This agreement, as amended, may be terminated upon the death or total disability of Mr. Sanders, for good cause by the Company, without cause by the Company resulting in continuation of base salary and without cause by Mr. Sanders upon 60 days' notice. During the term of the agreement, Mr. Sanders is entitled to an annual gross base salary of $120,000, subject to annual reviews, and is eligible for an annual bonus based on the achievement of objectives as approved by the Board of Directors.

MANAGEMENT BONUS PLAN

    The Chief Executive Officer and each of the other executive officers named in the Summary Compensation Table above are eligible to participate in the Company's Management Bonus Plan. Under this bonus program each executive officer is entitled to receive a bonus based on three components (1) Company performance compared to budget, (2) personal performance and (3) a discretionary award. Awards are determined by the Compensation Committee.

RETIREMENT PLAN

    The Company has a 401(k) salary deferral plan in which all employees of the Company who have completed at least ninety days of service are eligible to participate. Under the plan through December 31, 1998, the Company provides a matching contribution of $.50 for every dollar an employee invests in the plan up to an annual maximum of 2% (increased to 2 1/2% effective January 1, 1999) of the employee's compensation for the year. The Company may make additional discretionary contributions to the plan.

1995 LONG-TERM INCENTIVE PLAN

    Under Company's 1995 Long-Term Incentive Plan, as amended (the "1995 Plan"), the Company may grant incentive stock options or nonqualified options, stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period or specified performance measures or both, and performance shares. Subject to the terms of the 1995 Plan, the Stock Option Compensation Committee is authorized to select eligible officers and other key employees and independent contractors for participation in the 1995 Plan and to determine the number of shares of Common Stock subject to the awards granted thereunder, the exercise price, if any, the time and conditions of exercise, and all other terms and conditions of such award. A total of 350,000 shares of Common Stock have been reserved for issuance under the 1995 Plan, of which 50,000 shares are available for stock awards, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure. No grants may be made under the 1995 Plan after November 16, 2005.

1987 STATUTORY-NONSTATUTORY STOCK OPTION PLAN

    Under the Company's 1987 Statutory-Nonstatutory Stock Option Plan, as amended (the "1987 Plan"), up to 250,000 shares of Common Stock (as adjusted for the ten-for-one stock split in 1991) were originally authorized for issuance upon the exercise of stock options granted under the 1987 Plan. These stock options may be either incentive stock options or nonqualified options. Under the terms of the 1987 Plan, no stock options which are incentive stock options may be granted under the 1987 Plan after October 1, 1996. Subject to the terms of the 1987 Plan, the committee which administers the 1987 Plan is authorized to select eligible officers and other key employees for participation in the 1987 Plan and to determine the number of shares of Common Stock subject to each option granted thereunder, the exercise price of such option, the time and conditions of exercise of such option and all other terms and conditions of such option. The Stock Option Compensation Committee of the Board of Directors currently administers the 1987 Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
  DECISIONS

    All compensation decisions for the Chief Executive Officer and each of the other executive officers named in the Summary Compensation Table are currently made by the Compensation Committee of the Board of Directors and by the Stock Option Compensation Committee of the Board of Directors. The Compensation Committee consists of Messrs. Jackson W. Smart, Jr. (Chairman) and Richard M. Burdge, Sr. Each member of the Compensation Committee is a non-employee director who has not previously been an officer or employee of the Company. The Stock Option Compensation Committee of the Board of Directors consists of Messrs. Richard M. Burdge, Sr. (Chairman) and William J. McBride, each of whom are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and "Non-Employee Directors" within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 24, 1999 or the latest practicable date, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group.

                                                                                            AMOUNT OF
                                                                                           BENEFICIAL      PERCENT
NAME OF BENEFICIAL OWNER(1)                                                                 OWNERSHIP    OF CLASS(2)
-----------------------------------------------------------------------------------------  -----------  -------------
David W. Mulligan (3)....................................................................     367,287           9.4%
Gotham Capital/Joel M. Greenblatt (4)....................................................     336,122           8.6
Christopher C. Multhauf (5)..............................................................     329,788           8.4
Marathon Capital Partners (6)............................................................     327,300           8.4
Les Daniels (7)..........................................................................     260,345           6.6
Investment Advisors, Inc. (8)............................................................     259,800           6.6
Cerberus Partners/Stephen Feinberg (9)...................................................     251,300           6.4
Richard M. Burdge, Sr. (10)..............................................................      88,040           2.2
Jackson W. Smart, Jr. (11)...............................................................      38,500           1.0
Gregory D. Stobbe (12)...................................................................      28,250             *
Scott B. Sanders (13)....................................................................      22,350             *
William J. McBride (14)..................................................................      14,000             *
Mark R. Lundberg (15)....................................................................      12,000             *
All executive officers and directors as a group (8 persons) (16).........................     900,215          22.9%

------------------------

*   Less than 1%.

(1) Except as set forth in the footnotes to this table and subject to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Applicable percentage of ownership is based on 3,916,635 shares of Common Stock outstanding on May 24, 1999, including 187,240 shares of Common Stock subject to options exercisable within 60 days of May 24, 1999.

(3) Mr. Mulligan is a director and President, Secretary and Chief Operating Officer of the Company. The business address of Mr. Mulligan is 444 North Wells Street, Suite 600, Chicago, Illinois 60610.

(4) Based on a Schedule 13G dated March 16, 1999. This Schedule 13G was filed on behalf of Gotham Capital V, L.L.C., Gotham Capital VI, L.L.C., Gotham Capital VII, L.L.C., and Joel M. Greenblatt (collectively, "Gotham"). Such
    Schedule 13G reports shared voting power and shared dispositive power with respect to 330,066 shares and sole voting power and sole dispositive power with respect to 6,056 shares. The business address of Gotham is 100 also Jericho Quadrangle, Suite 212, Jericho, New York 11753.

(5) Mr. Multhauf is Chairman of the Board of Directors and Chief Executive Officer of the Company. The business address of Mr. Multhauf is 444 North Wells Street, Suite 600, Chicago, Illinois 60610.

(6) Based on a Schedule 13D (Amendment No. 1) dated March 31, 1998. This
    Schedule 13D was filed on behalf of Marathon Capital Partners, L.P., Marathon Capital Management Group, LLC and Peter Gardiner (collectively, "Marathon"). Such Schedule 13D reports shared voting power and shared dispositive power with respect to 327,300 shares. The business address of Marathon is 9595 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212.

(7) Based on a Schedule 13D (Amendment No. 1) dated April 21, 1998. This
    Schedule 13D amendment was filed by Leslie B. Daniels on behalf of himself and the Daniels Family Trust; Daniels Family Foundation; Elizabeth L. Daniels; Paul B. Daniels; Leslie B. Daniels, Co-Trustee, Burdge, Daniels & Co. Money Purchase Plan; and Leslie B. Daniels, Trustee, Richard and Natasha Burdge Irrevocable Family Trust (collectively, "Daniels"). Such Schedule 13D reports shared voting power and shared dispositive power with respect to 177,515 shares and sole voting power and sole dispositive power with respect to 83,830 shares. The business address of Daniels is 767 Fifth Avenue, 5th floor, New York, New York 10028.

(8) Based on a Schedule 13G dated January 29, 1999. This Schedule 13G was filed by Investment Advisers, Inc. on behalf of itself ("IAI"). Such Schedule 13G reports shared voting power and shared dispositive power with respect to 50,800 shares and sole voting power and sole dispositive power with respect to 209,000 shares. The business address of IAI is 3700 First Bank Place, Minneapolis, Minnesota 55440.

(9) Based on a Schedule 13D dated March 16, 1999. This Schedule 13D was filed on behalf of Cerberus Partners, L.P., Cerberus International, Ltd and Stephen Feinberg (collectively, "Cerberus"). Such Schedule 13D reports sole voting power and sole dispositive power with respect to 251,300 shares. The business address of Cerberus is 450 Park Avenue, 28th Floor, New York, New York 10022.

(10) Mr. Burdge is a director of the Company. Includes 4,000 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days and 5,000 shares held by his spouse.

(11) Mr. Smart is a director of the Company. Includes 11,500 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days.

(12) Mr. Stobbe is Senior Vice President, Operations, of the Company. Includes 24,250 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days.

(13) Mr. Sanders is Chief Financial Officer and Treasurer of the Company. Includes 22,250 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days.

(14) Mr. McBride is a director of the Company. Includes 12,000 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days and 2,000 shares held by his children.

(15) Mr. Lundberg is Vice President, Sales, of the Company. Includes 12,000 shares of Common Stock, issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days.

(16) Includes 83,500 shares of Common Stock issuable upon exercise of outstanding stock options which are currently exercisable or exercisable within 60 days.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, and the rules and regulations thereunder require the Company's directors and officers and persons who are deemed to own more than ten percent of the Common Shares (collectively, the "Reporting Persons"), to file certain reports ("Section 16 Reports") with the SEC with respect to their beneficial ownership of Common Shares. The Reporting Persons are also required to furnish the Company with copies of all Section 16 Reports they file. Based on a review of copies of Section 16 Reports and representations to the Company, the Company believes that all Section 16 filing requirements applicable to the Reporting Persons during and with respect to 1998 were complied with on a timely basis, except as disclosed below.

    During or with respect to 1998, a certain officer was not timely in reporting the appropriate Form 4 regarding a transaction involving the Company's stock. The following filing for the following individual was late during or with respect to 1998. Mark Lundberg filed Form 5 on February 12, 1999 reporting the following Form 4 transaction: the sale of 500 shares of Common Stock which should have been filed by September 10, 1998.

                                 EXHIBIT INDEX

  EXHIBIT NO.    DESCRIPTION
---------------  -----------------------------------------------------------------------------------------------------
          1.     Agreement and Plan of Merger, dated as of May 19, among the Company, The Guardian Life Insurance
                 Company of America, a New York corporation ("Parent"), and Floss Acquisition Corp., a Delaware
                 corporation ("Offeror") and wholly-owned subsidiary of Parent.
          2.     Agreement relating to Confidentiality, dated March 24, 1999, between Parent and the Company.
          3.     Stockholder Agreement dated May 19, 1999 between Christopher C. Multhauf and Parent.
          4.     Stockholder Agreement dated May 19, 1999 between David W. Mulligan and Parent.
          5.     Press Release of the Company and Parent issued on May 19, 1999.
          6.     Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and Christopher C.
                 Multhauf.
          7.     Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and David W. Mulligan.
          8.     Incentive/Stay Bonus Agreement, dated as of May 14, 1999, between the Company and Scott B. Sanders.
          9.     Amended and Restated Employment Agreement, dated February 12, 1999, between the Company and
                 Christopher C. Multhauf.
         10.     Amended and Restated Employment Agreement, dated February 12, 1999, between the Company and David W.
                 Mulligan.
         11.     Amendment, dated May 14, 1999, to the Amended and Restated Employment Agreement, dated February 12,
                 1999, between the Company and Christopher C. Multhauf.
         12.     Amendment, dated May 14, 1999, to the Amended and Restated Employment Agreement, dated February 12,
                 1999, between the Company and David W. Mulligan.
         13.     Non-binding letter agreement dated May 18, 1999 between Christopher C. Multhauf and Parent.
         14.     Non-binding letter agreement dated May 18, 1999 between David W. Mulligan and Parent.
         15.     Company's Severance Policy.
         16.     Stockholders Rights Agreement dated November 1, 1995 between the Company and First Chicago Trust
                 Company of New York.
         17.     First Amendment to Stockholders Rights Agreement dated December 15, 1998.
         18.     Second Amendment to Stockholders Rights Agreement, dated May 19, 1999.
         19.     Letter to Stockholders of the Company, dated May 25, 1999.
         20.     Opinion of William Blair & Company, L.L.C., dated May 18, 1999*

------------------------

* Included as Annex A in copy mailed to stockholders.